Exhibit 99.5

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2019

AS AT MARCH 30, 2020

TABLE OF CONTENTS

INTRODUCTORY NOTES	2
Forward-Looking Statements	2
Documents Incorporated by Reference	5
Non-GAAP Performance Measures	6
Currency and Metric Equivalents	6
Resource and Reserve Categories (Classifications) Used in this AIF	8
CORPORATE STRUCTURE	11
TASEKO’S BUSINESS	12
Gibraltar Mine	19
Florence Copper Project	29
Yellowhead Project	41
New Prosperity Project	50
Aley Project	52
RISK FACTORS	54
DIVIDENDS	74
DESCRIPTION OF CAPITAL STRUCTURE	74
Share Capital	74
Senior Secured Notes	75
Ratings	76
MARKET FOR SECURITIES	77
DIRECTORS AND OFFICERS	77
Committees of the Board of Directors	79
Principal Occupations and Other Information	79
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	87
Potential Conflicts of Interest	88
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	88
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	88
TRANSFER AGENT AND REGISTRAR	89
MATERIAL CONTRACTS	89
INTERESTS OF EXPERTS	89
ADDITIONAL INFORMATION	90
AUDIT AND RISK COMMITTEE	91

FIGURES

FIGURE 1: LOCATION OF TASEKO’S PROPERTIES	13

APPENDIX A

Audit and Risk Committee Charter

INTRODUCTORY NOTES

Forward-Looking Statements

This Annual Information Form (“AIF”), including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding our expectations in respect of future financial position, global economic events arising from the coronavirus outbreak which causes the disease COVID-19 (“COVID-19”), business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that we expect to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

Examples of forward-statements made in this AIF, including the documents incorporated by reference, include:

•	our expectations for production at Gibraltar;

•	our expectations for the market for copper and other commodities;

•	our expectations of the results of the Production Test Facility (“PTF”) at Florence;

•	our expectations for the permitting of commercial scale operations at Florence;

•	the expected timing of commencement, the related cost, and the method of financing, of construction for commercial scale operations at Florence; and

•	our expectations with respect to legal outcome of litigation on the New Prosperity Project.

Such statements reflect our management’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and known or unknown risks and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;

•	changes in general economic conditions, the financial markets and in the demand and market price for our input costs, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•

uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;

•	inherent risks associated with mining operations;

•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

•

uncertainties related to the accuracy of our estimates of mineral reserves (as defined below), mineral resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•	the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the development of our projects;

•	our ability to comply with the extensive governmental regulation to which our business is subject;

•	uncertainties related to the ability to obtain necessary title, licenses and permits for future development projects and project delays due to third party opposition;

•	our relationship with local communities may affect our existing projects and our development projects;

•	uncertainties related to First Nations claims and consultation issues;

•	uncertainties related to unexpected judicial or regulatory proceedings;

•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

•	our dependence solely on our 75% interest in the Gibraltar Mine (as defined below) for revenues;

•	our ability to extend existing concentrate off-take agreements or enter into new agreements;

•	environmental issues and liabilities associated with mining including processing and stock piling ore;

•

labor strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labor in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

•	litigation risks and the inherent uncertainty of litigation;

•	the capital intensive nature of our business both to sustain current mining operations and to develop any new projects;

•	our reliance upon key personnel;

•	the competitive environment in which we operate;

•	the availability and effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange or other key consumables;

•	the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	risks related to our indebtedness; and

•

other risks detailed from time-to-time in the Company’s annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

Such information is included, among other places, in this AIF under the headings “Taseko’s Business” and “Risk Factors”.

Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation, that:

•	the price of copper and other metals will not decline significantly or for a protracted period of time;

•	our mining operations will not experience any significant production disruptions that would materially affect revenues;

•	grades and recoveries at Gibraltar and Florence remain consistent with current mine plans;

•	the Production Test Facility at Florence performs as designed;

•	there are no changes to any existing agreements or relationships with affected First Nations groups which would materially and adversely impact our operations;

•	there are no adverse regulatory changes affecting any of our operations;

•

exchange rates, prices of key consumables, costs of power, labour, material costs, supplies and services, and other cost assumptions at our projects are not significantly higher than prices assumed in planning;

•	our mineral reserve and resource estimates and the assumptions on which they are based, are accurate;

•

COVID-19, and the response of governments thereto, will not result in a material slow down or stoppage of our mining operations, disrupt our permitting activities or the timing of the response of government agencies to our permitting activities; and

•	we will have sufficient working capital and be able to secure additional funding necessary for the development and continued advancement of our operations and projects.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors carefully consult the more complete discussion of risks and uncertainties facing the Company included under “Risk Factors” in this AIF for a more detailed discussion of these risks.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in this AIF and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of the AIF to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

Documents Incorporated by Reference

Incorporated by reference into this AIF are the audited consolidated financial statements, together with the auditors’ report thereon, and Management’s Discussion and Analysis for Taseko Mines Limited (the “Company” or “Taseko”) for the year ended December 31, 2019. The financial statements are available for review on the SEDAR website located at www.sedar.com. All financial information in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and expressed in Canadian dollars.

Non-GAAP Performance Measures

This AIF, including the documents incorporated by reference, includes the following non-GAAP performance measures: (i) total operating costs and site operating costs, net of by-product credits; (ii) adjusted net income (loss); (iii) Adjusted EBITDA; (iv) earnings from mining operations before depletion and amortization. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. See “Non-GAAP Performance Measures” in our Management’s Discussion and Analysis for the year ended December 31, 2019 for a reconciliation of these measures to the most directly comparable IFRS measure.

Currency and Metric Equivalents

The Company’s accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated.

The following factors for converting Imperial measurements into metric equivalents are provided:

To Convert from Imperial	To Metric	Multiply by
acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2,000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.286

In this AIF, the following capitalized terms have the defined meanings set forth below:

ASCu	The weight percentage of copper per unit weight of rock that is acid soluble, including native copper.

Common Shares	The Company’s common shares without par value, being the only class or kind of the Company’s authorized capital.

Company	Taseko Mines Limited, including its subsidiaries, unless the context requires otherwise.

Carbonatite Deposit	Carbonatite deposits are igneous rocks largely consisting of the carbonate minerals calcite and dolomite, which contain the niobium mineral pyrochlore, rare earth minerals or copper sulphide minerals.

Concentrator	A type of mineral processing facility that converts raw ore from the mine into a metal concentrate that can then be sold to a smelter for further processing.

Epithermal Deposit	A mineral deposit formed at low temperature (50 to 200°C), usually within one kilometre of the earth’s surface, often as structurally controlled veins.

Flotation

Flotation is a method of mineral separation whereby, after crushing and grinding ore, froth created in a slurry by a variety of reagents causes some finely crushed minerals to float to the surface where they are skimmed off.

ISCR	In-situ copper recovery.

LSE	The London Stock Exchange (“LSE”), being one of the three stock exchanges (together with the NYSE American and TSX) on which the Common Shares are listed.

NSR	Net smelter return, a general proxy for the gross value of metals derived from concentrates delivered to a smelter for refining.

Mineral Deposit	A deposit of mineralization, which may or may not be ore.

Mineral Symbols	Ag – silver; Au – gold; Cu – copper; Pb – lead; Zn – Zinc; Mo – molybdenum; and Nb – niobium.

NYSE American	The NYSE American, being one of the three stock exchanges (together with the LSE and TSX) on which the Common Shares are listed.

PTF

The Production Test Facility, a 24-well ISCR operation on the Florence Copper Project designed to prove the feasibility of extracting copper at the Florence Copper Project using in-situ mining methods.

Porphyry Deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Semi-autogenous Grinding (“SAG”)	SAG mills are essentially autogenous mills, but utilize grinding balls to aid in grinding like in a ball mill. A SAG mill is generally used as a primary or first stage grinding solution.

Solvent Extraction/ Electrowinning (“SX/EW”)

Solvent extraction is the technique of transferring a solute from one solution to another; for example when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flows between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal’s ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

Taseko	Taseko Mines Limited, including its subsidiaries, unless the context requires otherwise.

TSX	The Toronto Stock Exchange, being one of the three stock exchanges (together with the LSE and NYSE American) on which the Company’s Common Shares are listed.

Resource and Reserve Categories (Classifications) Used in this AIF

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”) as required reporting standards in Canada and in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Estimated mineral resources fall into two broad categories dependent on whether their economic viability has been established and these are namely “resources” (economic viability not established) and “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Similarly reserves are sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows in accordance with the CIM Definition Standards on Mineral Resources and Reserves (the “2014 CIM Standards”) adopted by the CIM Council on May 10, 2014:

A “feasibility study” is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.

A “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify geological, and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The U.S. Securities and Exchange Commission require permits in hand or their issuance imminent to classify mineralized material as reserves.

A “pre-feasibility study” is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be converted to a mineral reserve at the time of reporting. A pre-feasibility is at a lower confidence level than a feasibility study.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

“Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

The disclosure in this AIF, including the documents incorporated by reference herein, uses terms that comply with reporting standards in Canada in accordance with NI 43-101 and the 2014 CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the 2014 CIM Standards.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Exchange Act, effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7.

The SEC Modernization Rules include the adoption of definitions of terms, which are “substantially similar” to the corresponding terms under the 2014 CIM Standards that are presented above under “Resource and Reserve Categories (Classifications) Used in this AIF”.

We will not be required to provide disclosure on our mineral properties under the SEC Modernization Rules as we are presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS between Canada and the United States. Accordingly, we anticipate that we will be entitled to continue to provide disclosure on our mineral properties in accordance with NI 43-101 disclosure standards and CIM Definition Standards. However, if we either cease to be a “foreign issuer” or cease to be able to entitled to file reports under the MJDS, then we will be required to provide disclosure on our mineral properties under the SEC Modernization Rules. Accordingly, United States investors are cautioned that the disclosure that we provide on our mineral properties in the AIF and under our continuous disclosure obligations under the U.S. Exchange Act may be different from the disclosure that we would otherwise be required to provide as a U.S. domestic issuer or a non-MJDS foreign issuer under the SEC Modernization Rules.

United States investors are cautioned that while the above terms under the SEC Modernization Rules are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any resources and reserves that we may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and “proven mineral reserves” and “probable mineral reserves” under NI 43-101 would be the same had we prepared these estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that we report in this AIF are or will be economically or legally mineable.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this AIF and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Taseko Mines Limited was incorporated on April 15, 1966, pursuant to the Company Act (British Columbia). This corporate legislation was superseded in 2004 by the British Columbia Business Corporations Act which is now the corporate law statute that governs us. Our registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, and our head office is located at Suite 1500, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H1.

The following is a list of the Company’s principal subsidiaries:

	Jurisdiction of Incorporation	Ownership
Gibraltar Mines Ltd. [1]	British Columbia	100%

Curis Resources Ltd. [2]	British Columbia	100%
Curis Holdings (Canada) Ltd. [2]	British Columbia	100%
Florence Copper Inc. [2]	Nevada, USA	100%
Yellowhead Mining Inc.	British Columbia	100%
Aley Corporation	British Columbia	100%
Taseko Holdings Ltd.	British Columbia	100%

1.	Taseko owns 100% of Gibraltar Mines Ltd., which owns 75% of the Gibraltar Joint Venture.
2.	Taseko owns 100% of Curis Resources Ltd., which owns 100% of Curis Holdings (Canada) Ltd., which owns 100% of Florence Copper Inc.

Gibraltar Joint Venture

On March 31, 2010, we established an unincorporated joint venture (“JV”) between Gibraltar Mines Ltd., and Cariboo Copper Corp. (“Cariboo”) over the Gibraltar copper and molybdenum mine (the “Gibraltar Mine” or “Gibraltar”), whereby Cariboo acquired a 25% interest in the Gibraltar Mine and we retained a 75% interest with Gibraltar Mines Ltd. operating the mine for the two JV participants. Under the related Joint Venture Formation Agreement (“JVFA”), the Company contributed to the Joint Venture substantially all assets and obligations pertaining to the Gibraltar Mine, and Cariboo paid the Company $187 million to obtain its 25% interest in the JV. Gibraltar Mines Ltd. continues to be the operator of the Gibraltar Mine under the Joint Venture Operating Agreement (the “JVOA”) which is filed at www.sedar.com. Cariboo is a Japanese consortium jointly owned by Sojitz Corporation (50%), Dowa Metals & Mining Co., Ltd. (25%) and Furukawa Co., Ltd. (25%).

TASEKO’s BUSINESS

Taseko is a Vancouver, B.C. headquartered mining company that is focused on the operation of the Gibraltar Mine, and on the development of the Florence Copper Project towards a construction decision, and the advancement of its Yellowhead, New Prosperity, and Aley projects. Taseko seeks to create shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer.

Taseko’s mineral properties are summarized in the table below.

Project/Mine	Ownership Interest	Location	Principal Mineralization
Gibraltar Mine	75%	British Columbia	Copper/ Molybdenum/ Silver
Florence	100%	Arizona, USA	Copper
Yellowhead	100%	British Columbia	Copper/ Gold/ Silver
New Prosperity	100%	British Columbia	Copper/ Gold
Aley	100%	British Columbia	Niobium
Harmony	100%	British Columbia	Gold

The map below highlights the location of our mineral properties:

Figure 1: Location of Taseko’s Properties

Gibraltar

Taseko’s principal operating asset is its 75% joint venture interest in the Gibraltar mine (“Gibraltar”) in British Columbia, Canada. Gibraltar is the second largest open pit copper mine in Canada, having produced 126 million pounds of copper in 2019 (on a 100% basis). Gibraltar also produces molybdenum and silver and has an expected mine life of at least 18 years based on Proven Mineral Reserves and Probable Sulphide Mineral Reserves of 564 million tons at a grade of 0.25% copper as of December 31, 2019.

Between 2006 and 2013, the Company expanded and modernized the Gibraltar Mine ore concentrator, added a second ore concentrator, increased the mining fleet and made other production improvements at the mine. Following this period of mine expansion and capital expenditure, Gibraltar has achieved a stable level of operations and the Company’s focus is on further improvements to operating practices to reduce unit costs.

Florence

Taseko is proceeding with the development of the Florence Copper Project in Arizona. Taseko completed construction of the PTF for the Florence Copper Project in 2018 and wellfield operations commenced in the fourth quarter of 2018. The PTF operated as planned in 2019, producing first copper from the SX/EW plant in April. The PTF wellfield is performing to its design, and the SX-EW plant is producing copper cathode quality equal to LME grade A.

The second phase of the Florence Copper Project will consist of the permitting, construction and operation of the commercial ISCR facility. Completion of the ISCR production facility has an estimated capital cost of approximately US$204 million (plus reclamation bonding and working capital) on a Q4 2016 cost basis. Taseko expects to fund a portion of the required construction costs using debt financing. Taseko may also raise capital to fund construction through equity financings or asset sales, including royalties, sales of project interests, or through a joint venture.

Other Development Projects

Taseko has a diverse pipeline of wholly-owned development projects at various stages of technical and economic feasibility studies, including the Yellowhead copper project, the Aley niobium project, and the New Prosperity gold and copper project.

Taseko also owns the Harmony Gold Project, currently a dormant exploration stage gold property.

Corporate Strategy

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to acquire and develop a pipeline of projects. The Company continues to believe this will generate long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Taseko’s project focus is currently on the development of the Florence Copper Project and incurred $16 million in PTF operation and other project development costs.

Three Year Development of Taseko’s Business

The following is a summary of the development of Taseko’s business over the last three financial years:

2017

In January 2017, the Company completed technical work on the Florence Copper Project which resulted in a significant improvement in project economics. The results are described in the report titled “NI 43-101 Technical Report, Florence Copper Project, Florence, Pinal County, Arizona” dated February 28, 2017, amended and restated December 4, 2017, and is filed on www.sedar.com.

In September 2017, the Company received all necessary state and federal permits to build and operate the Florence Copper PTF in Arizona, and the Company’s board of directors approved the construction of the PTF at an estimated cost of US$25 million.

In March 2017, the Company completed a US$33 million streaming agreement with Osisko Gold Royalties Ltd (“Osisko”) for Taseko’s 75% share of payable silver production from the Gibraltar Mine. In June 2017, the Company completed an offering of US$250 million aggregate principal amount of 8.75% senior secured notes due 2022 (the “2017 Secured Notes”). The Company used the net proceeds of the offering and a portion of its existing cash balance to fund the redemption of its US$200 million senior notes due 2019 and to repay a senior secured credit facility (due March 2019) and the related copper call option.

In July 2017, Gibraltar’s mining and milling operations were impacted by wildfires in the Cariboo region which limited employees’ ability to travel to the mine site, due to restrictions on road access and evacuation orders in the region.

2018

In 2018, construction of the PTF for the Florence Copper Project was completed on time and on budget. Wellfield operations commenced in the fourth quarter. The main focus of the PTF phase was to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained.

In December 2018, the Company entered into an agreement to acquire all of the outstanding common shares of Yellowhead Mining Inc. (“Yellowhead”) that it did not already own, in exchange for approximately 17.3 million Taseko common shares. The transaction was structured as a plan of arrangement pursuant to the Business Corporations Act (British Columbia) and required the approval of the Supreme Court of British Columbia and Yellowhead shareholders. Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia.

2019

In 2019, commissioning of the PTF SX-EW plant for the Florence Copper Project was completed in the first quarter and first copper was produced in April. The PTF achieved steady state operation and the focus turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the orebody. PTF operations are ongoing with the wellfield performing to design and the SX-EW plant producing LME grade A copper cathode.

The Company submitted permit amendment applications for the Florence Copper Phase 2 commercial production facilities. The Aquifer Protection Permit (“APP”) application was submitted to the Arizona Department of Environmental Quality (“ADEQ”) in June. The Underground Injection Control (“UIC”) Permit application was submitted to the U.S. Environmental Protection Agency (“USEPA”) in August. As of March 2020, both permits are advancing through the technical review process. The Company is in active dialogue with the regulators and targeting to have permitting for the Phase 2 commercial facility completed in 2020

In February 2019, the Company acquired all of the outstanding common shares of Yellowhead that it did not already own, in exchange for Taseko common shares. In January 2020, the Company announced the results of its technical studies on Yellowhead which resulted in a 22% increase in recoverable copper reserves and significantly improved project economics. The Company filed a new NI 43-101 technical report entitled “Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project” dated January 16, 2020 on Sedar.

In October 2019, the Company announced its intention to seek a listing of the Company’s common shares on the London Stock Exchange (“LSE”) Main Market. The Prospectus, which was approved by the UK Listing Authority in November 2019, can be found on the Company’s website and is available under the Company’s Sedar profile at www.sedar.com. Admission became effective and unconditional dealings in the common shares commenced on November 22, 2019. The Company did not raise capital in conjunction with the LSE admission.

In December 2019, the Company announced that it entered into a dialogue with Tŝilhqot’in Nation as represented by Tŝilhqot’in National Government, facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko’s proposed gold-copper mine at New Prosperity, and the opposition of the Tŝilhqot’in Nation to that project. While the details of this process are confidential, in order to facilitate a dialogue, the parties agreed to a standstill on certain outstanding litigation and regulatory matters which relate to Taseko’s tenures in the vicinity of Teztan Biny (Fish Lake).

Competitive Conditions

The average price of LME copper was US$2.72 per pound for the year ended December 31, 2019, compared to US$2.96 per pound for year ended December 31, 2018. Changes in Chinese economic demand, copper supply disruptions, global trade policies, recent developments related to the COVID-19 outbreaks, interest rate expectations and speculative investment activity have all contributed to the recent price volatility. Despite the short-term volatility, management continues to believe that the copper market will benefit from tight mine supply going forward.

The average molybdenum price averaged US$11.36 per pound for the year ended December 31, 2019. The Company’s sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of Gibraltar’s costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company’s operating results and unit production costs. The Canadian dollar weakened on average by 2.4% during 2019 compared to 2018.

Environmental Protection Requirements

Taseko’s mining, exploration and development activities in Canada are subject to various levels of Canadian Federal and British Columbia Provincial laws and regulations relating to the protection of the environment. Similarly, the Florence Copper Project is subject to various levels of US Federal and Arizona State laws and regulations relating to protection of the environment. All of the jurisdictions include requirements for closure and reclamation of mining properties as part of their regulatory framework.

The total liability for reclamation and closure cost obligations for the Company’s share of the Gibraltar Mine and its other projects, as calculated in accordance with International Financial Reporting Standards, at December 31, 2019 was $66.4 million. This amount represents the present value of the estimated future costs of planned and anticipated closure and remediation activities, assuming a long-term nominal risk free rate of up to 3.05% and an inflation rate of 1.42%.

Environmental and Sustainability Policy

Taseko is committed to continual improvement towards the protection of human health and the stewardship of the environment. Taseko recognizes that responsible environmental management is critical to our success and has committed that it will:

•	Consider the environmental impacts of its operations and take appropriate steps to prevent environmental pollution;

•	Comply with relevant environmental legislation, regulations and corporate requirements;

•	Integrate environmental policies, programs and practices into all activities;

•	Ensure that all employees and service providers understand their environmental responsibilities and encourage dialogue on environmental issues;

•	Develop, maintain and test emergency preparedness plans to ensure protection of the environment, employees and the public;

•	Work with government and the public to develop effective and efficient measures to improve protection of the environment, based on sound science; and

•	Maintain an environmental committee to review environmental performance, objectives and targets, and to ensure continued recognition of environmental issues as a high priority.

Employees

As at December 31, 2019, the Company had the following employees and contractors:

Location	Full-time Salaried	Hourly	Contractors
Vancouver	20	—	3
Gibraltar	154	523	17
Florence, USA	17	17	1

Total	191	540	21

Health, Safety and Environmental Policy

Taseko provides safe and healthy working conditions, and has established operating practices which safeguard employees and physical assets.

To achieve this goal, the Company commits to:

•	Meeting or exceeding all industry standards and legislative requirements;

•	Developing and enforcing safe work rules and procedures;

•	Providing employees with the information and training necessary for them to perform their work safely and efficiently;

•	Acquiring and maintaining materials, equipment and facilities so as to promote good health and safety; and

•	Encouraging employees at all levels to take a leadership role in incident prevention by reporting and/or correcting unsafe situations.

Taseko places a high priority on the continuous improvement of performance in the areas of employee health and safety at the workplace and protection of the environment. In 2019, Gibraltar had five loss time incidents and a loss time frequency of 0.68 (per 200,000 hours worked). This is lower than the British Columbia industry average loss time frequency of 0.78 (per 200,000 hours worked). The Company remains committed to a culture of safety first, ensuring safety is the first consideration in all actions taken.

The Gibraltar Mine and the Company’s head office and Florence Copper Project personnel implemented procedures in advance of the national and local health authorities’ directives to mitigate the risk of COVID-19 impacting our employees and operations. The Company’s entire workforce has been fully engaged in this process and in the event illness does occur among some of the Company’s employees, these procedures are designed to curb wide-spread infection among other employees. The Company has been extremely diligent and is taking extra precautions at all of its work sites. While the Company has not had any known occurrences of COVID-19 within the organization, it will remain focused on protecting its employees until the risk of this pandemic subsides.

The same priority on health, safety, and environmental performance, as well as the methods and culture at Gibraltar are being imported and implemented at Florence Copper.

MINERAL PROPERTIES

Our material properties are the Gibraltar Mine and the Florence Copper Project. Information regarding the Gibraltar Mine, Florence Copper Project and Yellowhead Copper Project is based on current technical reports available on SEDAR, as updated by the Company’s Chief Engineer, Richard Weymark, P. Eng., MBA, (in respect of the Gibraltar Mine and Yellowhead Copper Project) and Vice President Capital Projects, Rob Rotzinger, P. Eng (in respect of the Florence

Copper Project). Information regarding our other projects, New Prosperity and Aley, has been prepared by Richard Weymark.

Gibraltar Mine

Unless stated otherwise, information of a technical or scientific nature related to the Gibraltar Mine contained in this AIF (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report on the Mineral Reserve Update at the Gibraltar Mine” dated November 6, 2019 (the “Gibraltar Technical Report”), prepared under the supervision of Richard Weymark, P. Eng., MBA, filed on Taseko’s profile at www.sedar.com and updated with production and development results since that time. Mr. Weymark is employed by the Company as Chief Engineer and is a “Qualified Person” as defined by Canadian securities regulatory instrument NI 43-101.

Project Description, Location, and Access

The Gibraltar open pit mine and related facilities are located 65 kilometres north of the town of Williams Lake and are centered at latitude 52o 30’N and longitude 122o 16’W in the Cariboo Mining Division. Williams Lake is approximately 590 kilometres north of Vancouver, British Columbia.

Access to the Gibraltar Mine from Williams Lake is 45 kilometres via Highway 97 to McLeese Lake, and then 20 kilometres by paved road to the mine site.

The Gibraltar Mine property consists of 244 tenures held as summarized in Table 1 below.

Table 1: Mineral Tenures – Gibraltar Mine

Tenure Type	Number	Area (ha)
Claims	212	19,815
Leases	32	2,275

Total	244	22,090

There are 32 mining leases at the Gibraltar Mine which are valid until at least October 2033 as long as renewal fees, which are due on an annual basis, are paid. Rights to use the surface accompany each mining lease. There are 212 claims included in the Gibraltar property tenure package all of which are due to expire in May 2021 or later. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the leases) and prior to their expiry (in the case of the claims).

There are several land parcels for which surface rights were purchased outright. There is one fee simple lot at the Gibraltar Mine on which the plant site is located and annual taxes are paid. In addition, the Gibraltar Mine holds three other land parcels.

In March 2017, Taseko entered into an agreement to sell its 75% share of payable silver production from the Gibraltar Mine to Osisko. There are no other royalties, overrides, back-in rights, payments or other agreements to which the project is subject.

There are no significant factors or risks that might affect access, title or ability to perform work on the property.

History

In 1964, Gibraltar acquired a group of claims in the McLeese Lake area from Malabar Mining Co. Ltd.

Canadian Exploration Limited (Canex), at that time a wholly-owned subsidiary of Placer Development (Placer), and Duval Corporation (Duval) had also been exploring on claims known as the Pollyanna Group which they had acquired adjacent to Gibraltar’s claims. In 1969 Canex and Duval optioned the Gibraltar property. In 1970 Canex acquired Duval’s remaining interest to hold both properties.

Placer began construction of the mine in October 1970. The concentrator commenced production in March 1972 and was fully operational by April 1972. A cathode copper plant with an annual capacity of 10 million pounds of market-ready copper metal began operation in October 1986.

In October 1996, Westmin Resources Limited (“Westmin”) acquired 100% control of Gibraltar and in December 1997, Boliden Limited Westmin (Canada) Limited (“Boliden”) acquired Westmin. In March 1998, Boliden announced that it would cease mining operations at the Gibraltar Mine at the end of 1998.

In July 1999, Taseko’s subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar Mine assets from Boliden and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for reclamation obligations.

From 1999 to 2004, Taseko geologists and engineers sought to better define known resources and explored for additional mineralized material. The on-site staff completed on-going reclamation work and maintained the Gibraltar Mine for re-start. Operating and environmental permits were kept in good standing. The mine re-opened in October 2004.

Gibraltar has been owned and operated as an unincorporated joint venture between Taseko and Cariboo since March 31, 2010. The Company’s wholly-owned subsidiary, Gibraltar Mines Ltd. and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively.

Gibraltar increased design mill capacity to 55,000 tons per day in 2011. Gibraltar further increased design mill capacity to 85,000 tons per day in 2013 through installation of a complete independent second concentrator and a stand-alone molybdenum separation plant.

Total production since 1972 is 646 million tons of ore producing 3.3 billion pounds of copper in concentrate, 102 million pounds of cathode copper and 40 million pounds of molybdenum.

Geological Setting, Mineralization, and Deposit Types

The Gibraltar deposits are hosted by the upper Triassic Granite Mountain batholith, located within a wedge of Mesozoic and Palaeozoic rocks bounded on the west by the Fraser Fault system and on the east by the Pinchi Fault system. The Granite Mountain Batholith is a composite body consisting of three major phases; Border Phase diorite, Mine Phase tonalite, and Granite Mountain trondjhemite. Contacts between the major phases are gradational over widths ranging from two metres to several hundred metres. The regional deformation was accompanied by localized metasomatic alteration and associated sulphide deposition that led to the concentration of copper mineralization in specific areas of the batholith.

There are currently five defined mineralized zones on the Gibraltar Mine property. They are the Granite, Pollyanna, Connector, Gibraltar, and Extension zones. They occur in a broad zone of shearing and alteration.

Two major ore structure orientations have been recognized; the Sunset and Granite Creek systems. Ore host structures of the Sunset system are mainly shear zones, with minor development of stockworks and associated foliation lamellae whereas oriented stockworks with associated pervasive foliation lamellae predominate in the Granite Creek system.

Pyrite and chalcopyrite are the principal primary sulphide minerals. Small concentrations of other sulphides are present in the Gibraltar ores with molybdenite being a minor but economically important associate of chalcopyrite in the Pollyanna, Granite, and Connector deposits.

Exploration

A property-scale Induced Polarization (“IP”) geophysical survey was designed and initiated in August 2000. Field activities included 237 kms of line cutting and some 220 kms of IP survey. Several deposit scale anomalies external to current reserves were identified and drill tested in 2003.

In 2011, Gibraltar Mines Ltd. had an airborne ZTEM electromagnetic and magnetic survey flown over its then existing claims surrounding the Gibraltar mine. A total of some 690 line kilometres of Z-Axis Tipper electromagnetic and magnetic data was collected.

In 2015, a ground magnetometer survey was performed over 36.6 line kilometres on four mineral claims.

In 2017, two geophysical surveys were conducted over the Gibraltar NW area by Walcott & Associates. The first consisted of an airborne magnetics survey flown over the property. The survey covered a total of 346 line-km flown along northeast orientated lines at 100 m spacings. The second survey consisted of a ground IP survey that covered a total of 41.5 line-km along 11 northeasterly orientated lines with spacing between 200 and 400 metres. The collected data was used to target a diamond drill program which consisted of two exploration diamond drill holes totaling 3,941 feet (1,201.4m) in the area northwest of the current Extension Resource.

Drilling

From 1999 to 2004, Taseko geologists and engineers sought to better define known resources and explored for additional mineralized material. A core drilling program for pit definition for the Granite Lake and PGE Connector deposits and property exploration at the 98 Oxide Zone was carried out between September and November 2005. A further drilling program carried out in 2006 was designed to define the mineral resources between the existing pits by tying together the extensive mineralization zones, and to test for additional mineralization at depth.

The 2007 program tested a number of targets to define further mineralization, provided definition drilling in the Pollyanna-Granite saddle zone and Granite West areas and included condemnation drilling for the proposed extensions of both the #5 and #6 Dump footprints. The targets for further mineralization were Gibraltar South, Pollyanna North IP anomaly, Granite South and the Gunn Zone.

The 2008 exploration program was conducted on the southern and eastern margins of the Gibraltar pit and northwest of the Gibraltar West pit. The objective was to upgrade identified inferred resources to indicated or measured categories through “in-fill” drilling. Holes drilled in the Gibraltar West pit area were incorporated into the 2008 reserve estimate for the new Gibraltar Extension Pit.

The 2010 program was conducted on the northern and western margins of the Gibraltar Pit, and one hole on the southwest margin. The objective was to define the ultimate limit of the Gibraltar Pit to the north and west. The 2010 drilling program met the objective of delineating mineralization to the north and west of the Gibraltar Pit. A total of 28,129 feet was drilled in 34 drill holes in 2010.

The 2011 program was aimed at identifying mineralization down-dip of the Gibraltar and Granite deposits. A total of 12,229 feet were drilled in 5 holes. A deep zone of anomalous copper and molybdenum mineralization encountered in drill-hole 2011-003 extends from approximately 2,600 to 3,700 feet and consists of intermittent intercepts grading up to 1.3% TCu and 0.4% Mo.

In 2013, there were two drill programs completed, one in the summer and the other in the fall. Both programs targeted the projected mineralization south of the current Granite Pit. A total of 38,068 feet in 31 holes were drilled between the two programs.

In early spring of 2014, a resource drill program commenced targeting the Connector pit and the area between Gibraltar East and Granite Pit. At the same time a geotechnical drill program was undertaken. Between the two programs a total of 38 holes were drilled with a cumulative length of 37,456 feet. The main goals of the drilling programs were (1) to collect high-quality geological, geotechnical and assay data, (2) to improve the geological understanding of the ore body, and (3) to increase the drill density within and confidence level of the resource model.

In late 2015, one exploration drill hole was drilled to expand the current known mineralization northwest of the Extension deposit. The total depth of the hole was 2,507 feet. A significant interval of copper was encountered at above reserve grade. The mineralization to the west, northwest and at depth is open. More drilling is needed to confirm if the Extension pit can be expanded to include this material.

In 2016, two drill programs were completed. The first program targeted the conversion of resource material from inferred to measured/indicated at the Granite and Pollyanna deposits. This reserve definition program totaled 35 holes with a cumulative length of 29,342 feet. The second program was an exploration program that targeted the extension of the mineralization discovered in the 2015 exploration hole. Drilling totaled 14,432 feet in 7 holes. The preliminary exploration results were positive with the best results received from the northwestern most hole.

In 2017, two drill programs were completed. The first program targeted the conversion of resource material from inferred to measured/indicated at the Granite, Pollyanna and Connector deposits. This reserve definition program totaled 38 holes with a cumulative length of 38,961 feet. The second program was an exploration program that targeted the extension of the mineralization discovered in the 2015/2016 exploration drilling with 4 holes with a cumulative length of 7,996 feet. This program had 2 phases: two holes (4,055 feet) drilled between January 4, 2017 and February 14, 2017 and two holes (3,941 feet) drilled between September 15, 2017 and October 3, 2017. The exploration results received have expanded the known mineralization to the west, northwest and at depth with the 2016 and 2017 drilling and remains open in these directions. More drilling is needed to prove up the extent of this mineralization.

In 2019, a single 1,327 foot drill hole was drilled targeting a deeper zone below Granite Pit was completed with the purpose of upgrading and expanding inferred resources to measured/indicated below the Granite Pit. The results received confirmed the presence of mineralization which remains open to the southwest.

Sampling, Analysis, and Data Verification

Over 135,000 samples have been taken for total copper analysis from drilling at Gibraltar since 1965. About 95% of these samples were also assayed for molybdenum, 52% for acid soluble copper, 50% for acid soluble iron, 46% for multi-element ICP and 36% for gold. Essentially all rock drilled and recovered is sampled in 10 ft intervals. Unconsolidated overburden material, where it exists, is generally not recovered by core drilling and therefore not usually sampled.

From discovery in 1965 through mine start-up in 1971, and since mine re-start in 2004, 93% of the assays on exploration drill samples have been performed by reputable, independent third party analytical laboratories. Mine laboratory personnel performed all exploration drill sample analyses from 1979 to 2003.

Well-documented sample preparation, security and analytical procedures used on the Gibraltar drill programs since 1999 have been carried out in an appropriate manner consistent with common industry practice. The results are supported by many years of mine production. A significant amount of due diligence and analytical QAQC for copper and molybdenum has been completed on the samples that were used in the current mineral resource/reserve estimate. The quality of the work performed on the digital database provides confidence that it is of good quality and acceptable for use in geological and resource modeling of the Gibraltar deposits.

Details of sample preparation, assay laboratories, security, and data verification used in the Gibraltar drill hole sampling and analytical programs is documented in the Gibraltar Technical Report. Sample preparation, security and data verification protocols since the Gibraltar Technical Report continue to apply these same procedures and standards.

Mineral Processing and Metallurgical Testing

Sulphide ore from the Gibraltar deposits has been processed on-site since 1972 and run of mine oxide ore has been leached since 1986. The current mineral reserves are contained within zones which have been significantly mined, with the exception of the Extension Zone. Metallurgical testing associated with the Extension Zone returned results consistent with the rest of the mineralized zones.

The basis for predictions of copper concentrate flotation recovery is plant performance data from both of the existing concentrators based on sulphide and oxide content. Copper recovery is expected to average 86% over the remaining operating period of the reserves.

Molybdenum recovery predictions are based on the average bulk flotation circuit molybdenum recovery, combined with locked cycle testing of molybdenum recovery from the bulk concentrate. The overall molybdenum recovery is predicted to be 50% for the remaining reserves. The basis of the predictions of copper cathode produced from heap leaching and subsequent solvent extraction is based upon historical recovery to cathode. Historical recovery to cathode is 50% of placed copper mass.

Mineral Resource and Mineral Reserve Estimates

The Gibraltar Mine mineral resources and reserves are based on the published reserves as of December 31, 2018, as documented in the Gibraltar Technical Report and reflect depletion due to mining in 2019.

The reserve estimate uses long-term metal prices of US$2.75/lb for copper and US$8.00/lb for molybdenum and a foreign exchange rate of C$1.00=US$0.80.

The proven and probable sulphide reserves as of December 31, 2019, are tabulated in Table 2 below.

Table 2: Gibraltar Mine Sulphide Mineral Reserves at 0.15% Copper Cut-off

Pit	Category	Tons (millions)(1)	Cu (%)	Mo (%)
Connector	Proven	156	0.25	0.010
	Probable	7	0.22	0.007

Pit	Category	Tons (millions)(1)	Cu (%)	Mo (%)
	Subtotal	163	0.25	0.010

Gibraltar	Proven	146	0.25	0.008
	Probable	112	0.23	0.008
	Subtotal	258	0.24	0.008

Granite	Proven	15	0.23	0.002
	Probable	—	0.18	0.001
	Subtotal	16	0.23	0.001

Extension	Proven	50	0.33	0.002
	Probable	1	0.26	0.001
	Subtotal	51	0.33	0.002

Pollyanna	Proven	75	0.24	0.007
	Probable	1	0.23	0.007
	Subtotal	75	0.24	0.007

Ore Stockpiles		2	0.20	0.006

Total		564	0.25	0.008

(1)	Totals may not add due to rounding.

There are also oxide reserves as shown in Table 3 below. These oxide reserves as of December 31, 2019 are in addition to the sulphide reserves stated in Table 2.

Table 3: Gibraltar Mine – Oxide Mineral Reserves at 0.10% ASCu Cut-off

Pit	Category	Tons (millions)(1)	ASCu (%)
Connector	Proven	1	0.16
	Probable	14	0.15
	Subtotal	15	0.15

Gibraltar	Proven	—	0.17
	Probable	1	0.19
	Subtotal	1	0.19

Pollyanna	Proven	—	0.12
	Probable	1	0.12
	Subtotal	1	0.12

Total		17	0.15

(1)	Totals may not add due to rounding.

The resource estimate uses long-term metal prices of US$3.25/lb for copper and US$12.00/lb for molybdenum and a foreign exchange rate of C$1.00=US$0.80.

The mineral reserves stated in Table 2 and Table 3 above are contained within the mineral resources as of December 31, 2019 indicated in Table 4 below:

Table 4: Gibraltar Mine Mineral Resources at 0.15% Copper and 0.10% ASCu Cut-off

Category	Tons (millions)	Cu (%)	Mo (%)
Measured	778	0.25	0.007
Indicated	302	0.23	0.007

Total (M&I)	1,081	0.25	0.007

The mineral resource and reserve estimations were completed by Taseko and Gibraltar Mine staff under the supervision of Richard Weymark, P.Eng., MBA, Chief Engineer, a Qualified Person under NI 43-101 and the author of the Gibraltar Technical Report. Mr. Weymark has verified the methods used to determine grade and tonnage in the geological model, reviewed the long-range mine plan, and directed the updated economic evaluation.

Mining Operations

The Gibraltar Mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The Gibraltar Mine is planned for excavation of sulphide mineralized material of sufficient grade that it can be economically mined, crushed, ground and processed to a saleable product by froth flotation.

Rock containing lower grade sulphide mineralization or oxide mineralization is also mined but is not immediately processed. The lower grade sulphide material is stockpiled for later processing in the concentrator. In addition, a portion of the low grade sulphide material and all of the oxide material can be leached with a highly diluted sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the Gibraltar Mine’s SX/EW plant.

The strip ratio over the remaining 18 year operating period of the reserve will average 2.0:1. Strip ratio refers to the ratio of the amount of waste material required to be mined in order to extract a unit of ore. For example, a 2:1 stripping ratio means that mining one ton of ore will require mining two tons of waste rock. While the annual strip ratio generally decreases with time, the strip ratio will vary and be managed over the course of the mine life based on exchange rates, commodity prices, and grade distribution during annual and mid-range mine planning process to optimize the economic performance of the operation.

Processing and Recovery Operations

The processing facilities at the Gibraltar Mine consist of two separate bulk sulphide concentrators, a dedicated molybdenum flotation plant, and a series of leach piles which feed a SX/EW facility.

Run of mine ore is fed to the two sulphide concentrators in parallel at a combined design rate of approximately 85,000 tons per day. These two bulk concentrators, while differing in size, follow the same process path. Ore is fed to primary crushing with the product reporting to a closed circuit SAG/Ball comminution stage. Ground ore is processed through a rougher flotation stage. Tailings from the rougher flotation stage are pumped to a storage facility, while the concentrate is reground and processed through two further cleaner flotation stages. Final bulk concentrate contains both copper and molybdenum values.

The bulk concentrate from both facilities is combined and processed through a single molybdenum flotation plant. The bulk concentrate is floated in a rougher stage which depresses the copper values and selectively recovers molybdenum. The underflow from this plant is the site’s final copper concentrate. This copper concentrate is dewatered and shipped in bulk to market. The rougher concentrate is reground and processed through two further cleaner flotation stages. Molybdenum final concentrate from this plant is dewatered and bagged, and subsequently shipped to market. The molybdenum flotation plant was restarted in September 2016 after being idled in July 2015 during a decline in molybdenum prices.

Oxide ore from the mine is delivered to oxide leach dumps. The SX/EW plant is designed to extract copper from the pregnant leach solutions (“PLS”) collected from the site’s leach dumps. Acidic solution is passed through the leach pile and extracts copper in the form of copper ions in this PLS. This copper laden solution is delivered to the SX/EW plant via collection ditches, ponds and pumping where required. The process takes PLS and selectively extracts the copper ions in solvent extraction mixer-settlers. The copper is transferred from this acid solution to an organic phase and finally to a clean electrolyte. The electrolyte is filtered and heated before being passed through the electrowinning cells where the copper is plated out on stainless steel cathodes. The resultant high quality cathode copper is bundled and sold. The barren solution leaving the plant, raffinate, is pumped back to leach additional copper from the leach piles. The SX/EW facility has been placed in care and maintenance since 2015 due to depleted leach dumps and limited fresh oxide ore feed from the mining activity. The plant will be restarted in 2023 when sufficient oxide ore is mined to justify its operation.

Gibraltar’s copper concentrate has a nominal 28.5% copper grade and includes silver as a by-product with no significant deleterious elements. Gibraltar’s molybdenum concentrate has a nominal grade of 48% molybdenum and 1.5% copper which is industry standard grade. Gibraltar copper cathode is nominally 99.9%+ pure copper.

Infrastructure, Permitting and Compliance Activities

The Canadian National Railway (“CN”) has rail service to facilitate the shipping of copper concentrates to Vancouver Wharves, owned and operated by PKM Canada Marine Terminal LP (or “Pembina”) in North Vancouver, British Columbia. The Company operates the concentrate rail load-out facility on the CN rail line at Macalister, 26 kilometres from the mine site. Gibraltar owns the buildings and a portion of the land upon which the siding is located and has an agreement in place for the use of CN-owned siding materials.

Electricity is obtained from BC Hydro. Natural gas is provided by Fortis BC. The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods, services, and personnel to the Gibraltar Mine. The Gibraltar Mine had over 680 active personnel at the end of December 2019. Make-up fresh water for the mine site is obtained from a set of wells on the

Gibraltar Mine property. Process facilities operate using reclaimed water from the existing tailings storage facility.

Dewatering of Pollyanna Pit is ongoing in preparation for future mining. Water is being pumped to Granite Pit for long term storage. Water currently stored in the Gibraltar Pit will be transferred to the completed Granite pit starting in early 2024. This will require the construction of a bulk pit dewatering system.

Relocation of the in-pit crusher feeding concentrator 1 will need to be completed by 2023 prior to starting phase 2 of the Connector Pit.

With the current design parameters and tailings deposition plan, the tailings facility footprint will accommodate tailings storage until at least 2033. Starting in 2034 tailings will be deposited in the mined out Granite Pit.

All material regulatory authorizations and permits are in place to extract the reserves described in this report with the exception of:

•	A small extension of lease boundary to include the Extension Pit by 2032.

•	Periodic amendments of PE-416 and M-40 for pit wall pushbacks, water discharge, and waste rock and tailings storage.

Other permit considerations include approvals required for route changes to the access road, hydro transmission line, natural gas line, and water discharge pipeline in order to complete development of the Extension Pit which is scheduled to start in 2032. Approvals will be sought as required.

There have been no material environmental non-compliance incidents since the mine reopened in 2004.

Capital and Operating Costs

As the majority of the mine’s facilities are in place and operating, the only capital requirements are for the relocation of the in-pit crusher/conveyor system and electrical substation, bulk pit dewatering, realignment of the site access road and utility lines, specific tailings and water discharge related activities, and sustaining capital to maintain the integrity of the mining and processing equipment.

The total anticipated site capital requirements over the next 18 years are summarized in Table 5.

Table 5: Capital Cost Summary

Area	Total Capital (in millions)
Process Improvements	2
Bulk Pit Dewatering	24
Tailings and Water Treatment	32
Crusher & Substation Relocation	43
Road and Utility Realignment	6
General Sustaining	161

Total	268

Average estimated unit site operating costs over the next 18 years are summarized in Table 6:

Table 6: Site Operating Cost Summary

Operating Category	Life of Mine Cost
Mine cost/ton milled	$5.47
Processing cost/ton milled	$4.21
General and Admin cost/ton milled	$0.90

Total Operating cost/ton milled	$10.58

The basis for capital and operating cost estimates is documented in the Gibraltar Technical Report.

Exploration, Development, and Production

Gibraltar is pursuing initiatives to improve recovery, concentrator throughput, and mine cost and productivity. Continued improvement in any or all of these areas will have not only positive economic implications but could increase the size of the reserve pits under current commodity assumptions and/or impact the optimum cut-off grade.

Florence Copper Project

Unless stated otherwise, the information of a technical or scientific nature related to the Florence Copper Project contained in this AIF is summarized or extracted from the technical report entitled “NI 43-101 Technical Report, Florence Copper Project, Florence, Pinal County, Arizona” dated February 28, 2017, amended and restated December 4, 2017 (the “Florence Copper Technical Report”) filed on Taseko’s profile at www.sedar.com and updated with production and development results since that time.

Competent Persons Report

As a requirement of the LSE listing process in November 2019, the Company engaged an independent report writer to prepare an independent Competent Persons Report (“CPR”) for the Florence Copper Project. The Florence Copper Project CPR is included with the Company’s

United Kingdom prospectus, a copy of which was filed on SEDAR on November 18, 2019. The report conforms to the requirements for a CPR as established by the European Securities and Markets Authority (ESMA) Recommendations on consistent implementation of Commission Regulation (EC) No 809/2004, implementing the Prospectus Directive (the ESMA Recommendations, as revised in March 2013), and was not prepared in accordance with National Instrument 43-101F1. The Florence Copper CPR was based on observations and data collection on site visits to the Florence Copper Project, data provided by Taseko, including interviews with key personnel involved in the operation and management of the assets. The Florence Copper Project CPR contained a number of estimates which are different than the estimates in the 2017 Florence Technical Report dated February 28, 2017, amended and restated December 4, 2017. The authors of the Florence Copper Project CPR applied a more conservative cut-off grades and recovery rates, operating and capital cost escalation from a fourth quarter 2017 basis to a June 2019 basis partly based on indexes and partly on expected results of development, and adjusted some measured resources to indicated. No new scientific or technical information was used in preparing those estimates. The updates to the resource estimate and project economics contained in the CPR are not considered by the Company to constitute a material change either in its assessment of the Florence Copper Project or in relation to the Company as a whole. Accordingly, the Florence Copper Technical Report remains current and continues to be relied upon by the Company.

Project Description, Location and Access

The Florence Copper Project (or “Florence Copper”) is an advanced-stage oxide copper project controlled 100 percent by Taseko Mines Limited. The project hosts a buried porphyry copper deposit that is amenable to ISCR and SX/EW copper production.

Florence Copper is located in the Sonoran Desert of Pinal County in south-central Arizona at latitude 33° 02’ 49” North and longitude 111° 25’ 48” West within the limits of the Town of Florence. The Florence Copper site entrance is 14 miles by paved highway from Interstate 10 and can be accessed from the center of the Town of Florence via 4 miles of highway (AZ-79 and Hunt Highway). The Copper Basin Railway, a federally regulated shortline railroad, is located 100 feet north of Hunt Highway adjacent to the project site and provides rail access between the Town of Winkelman and the Union Pacific Railroad at the Magma loading station near Interstate 10.

The Florence Copper property is 1,342 acres and consists of two contiguous parcels of land, including 160 acres of leased State Trust Land. Florence Copper owns surface and subsurface rights to 1,182 acres of patented land held in fee simple that includes the majority of the project area. The patented land is subject to annual property taxes and falls within the jurisdiction of the Town of Florence for zoning and land use. Florence Copper also holds Arizona State Mineral Lease 11-26500 that includes approximately 160 acres of surface and subsurface mineral rights on Arizona State Trust Lands, which is not subject to the jurisdiction of the Town of Florence for land use. The Arizona State Mineral Lease term is from December 2013 through to December 2033 and is renewable with Florence Copper having the preferred right to renew thereafter. The mineral lease requires annual rent to be paid to the State of Arizona and includes a royalty requirement on production from the mineral lease land. The Arizona State Mineral Lease is in good standing and the State Trust Lands overlie approximately 42 percent of the targeted copper resource.

There are three separate royalties applicable to Florence Copper. The land subject to Arizona State Mineral Lease 11-26500 is subject to a royalty payable to the State of Arizona based on a percentage (between 2% and 8% according to a “Copper Index Price”) of the gross value of minerals produced. A 3% “Net Returns” royalty on the entire property is payable to Conoco Inc. and a 2.5% “Net Profits Interest” royalty applicable to the patented land is payable to BHP Billiton.

Although there are some limited environmental liabilities on the project site relating to historical mining and exploration activities conducted by previous owners, these are managed by the company and do not pose a risk to access, title or the ability to perform work on the project.

The patented land portion of the project was subject of a legal non-conforming use litigation which was decided in the Company’s favour. Further legal details are included in the section of this AIF entitled “Legal and Permitting”.

History

The project has had four previous owners whose primary business is exploration and mining development including Continental Oil Company (“Conoco”), Magma Copper Company (“Magma”), BHP Copper Inc. (“BHP”) and Curis Resources Ltd. (“Curis”). BHP conveyed the land constituting the Florence Copper Project to Florence Copper Inc. on May 2000. In the years between 2002 and 2009 the ownership of the private property passed through a number of companies including Roadrunner Resorts LLC, WHM Merrill Ranch Investments LLC, The Peoples Bank, and Merrill Ranch Properties LLC. Ownership of Arizona State Mineral Lease 11-26500 remained with Florence Copper Inc. which was acquired by Felix-Hunt Highway LLC in 2008. Curis purchased the surface rights and all of the mineral rights to the 1,182 acre private land component of the Florence Copper Project in December 2009. In February 2010, Curis obtained assignment of Arizona State Mineral Lease 11-26500 completing the land holdings that form the Florence Copper site. Curis was acquired by Taseko in November 2014.

Conoco discovered the Florence Copper deposit in 1970 while executing an exploratory drilling program southwest of Poston Butte. From 1970 to 1977 Conoco completed approximately 620,000 feet of exploration drilling in 612 drill holes. In 1974, Conoco mined approximately fifty thousand tons of mineralized material from a single-level, underground mine designed to collect samples for metallurgical and geological testing. Metallurgical testing of the recovered material was performed using a small plant built on the property. The mine shafts are now capped at the ground surface and the mine is flooded.

Magma acquired the property from Conoco in July 1992 and initiated a Pre-Feasibility Study to verify the Conoco work and to determine the most effective technology for extracting copper from the deposit. The results from copper resource modeling, metallurgical testing, material property testing, and financial analysis supported the conclusion that the preferred method for development of the property was ISCR and SX/EW to produce cathode copper. Magma also completed approximately 150,000 feet of exploration drilling in 172 drill holes over the period from 1994 to 1996.

In January 1996, Broken Hill Proprietary Company Limited of Australia acquired Magma and created BHP. In 1998, BHP conducted a 90-day field optimization ISCR test to demonstrate hydraulic control, gather copper recovery and other technical data for a feasibility study. The outcome of the study confirmed to regulatory agencies that production wells could be efficiently installed into the mineralized zone, hydraulic control of the injected and process solutions could be maintained and documented, and that the ISCR method was a viable method for copper extraction at Florence Copper. BHP also completed approximately 17,000 feet of exploration drilling in 21 drill holes in 1997.

After completing the acquisition of Florence Copper in February 2010, Curis conducted approximately 8,000 feet of drilling in 6 drill holes to verify previous results, provide metallurgical samples, and information for further project development. Curis performed detailed data verification and generated a new resource model for the project as well as undertaking a metallurgical program focused on simulating in-situ conditions by using whole core box leach tests.

Geological Setting, Mineralization and Deposit Types

The Florence Copper Project hosts a porphyry copper deposit consisting of a large core of sulfide copper mineralization underlying a zone of oxide copper mineralization. The deposit formed when numerous dike swarms of Laramide granodiorite porphyry intruded Precambrian quartz monzonite near Poston Butte. Hydrothermal solutions associated with the intrusion altered the host rock depositing copper and iron sulfide minerals in the strongly faulted and fractured rocks.

Mid-Tertiary Basin and Range extensional faults subsequently elevated and isolated much of the Florence Copper deposit as a horst block and this block as well as the downthrown fault blocks were exposed to weathering and erosion. The centre of the deposit was eventually eroded to a gently undulating surface and the deposit was buried due to regional erosion processes to a depth of approximately 400 feet. During this period of erosion and deposition, a clay layer was deposited approximately 75 feet above the bedrock surface that impedes the mixing of groundwater between the near surface aquifer and the deeper aquifer hosting the mineralized zone.

Mineralization in the highly-fractured oxide zone consists primarily of chrysocolla with lesser “copper wad,” tenorite, cuprite, native copper, and trace azurite and brochantite. The majority of the copper occurs as chrysocolla in veins and fracture fillings, while the remainder occurs as copper-bearing clays in fracture fillings and former plagioclase sites. The average thickness of the oxidized zone is approximately 400 feet.

The main sulfide minerals in the deposit are chalcopyrite, pyrite and molybdenite with minor chalcocite and covellite. The supergene chalcocite blanket is very thin and irregular and in most instances the transition from the oxide zone to the sulfide zone is quite abrupt.

Exploration

Substantial exploration work has been undertaken on the Florence Copper site by previous owners including drilling (exploration, assessment, condemnation, geotechnical and environmental), underground mine development, geophysical surveys and mineralogy studies.

Over the period since Taseko acquired the Florence Copper Project, the Company has not conducted any exploration work on the property, its activities concentrating on permitting, metallurgical testing, engineering, and the construction and operation of the PTF.

Drilling

Drilling on the Florence Copper site has been undertaken by means of core drilling, RC rotary drilling and conventional rotary drilling. Conoco developed a detailed geologic core logging protocol in the early to mid-1970s and subsequent geologists have continued to use this method, with slight modifications, to maintain continuity of the geologic data produced.

Since 2009, work on the property has been focused on the site’s potential copper production through ISCR which has included the drilling of 6 holes to obtain samples for metallurgical testing and engineering studies to support planning for project development.

Drilling performed on the property is summarized in Table 7 below.

Table 7: Drilling by Company

Company	# of Drill Holes	Core Length (metres)
Curis Resources (2011)	6	7,752
BHP Copper (1997)	21	16,638
Magma Copper Company (1994-1996)	172	146,891
Conoco (1970-1977)	612	620,483
Other	6	3,716

Total	817	795,480

Sampling, Analysis and Data Verification

Sampling protocols were developed by previous owners to ensure consistency and mitigate bias. Sampling consisted of core samples and cuttings from drilling, as well as bulk samples obtained from the underground workings. Core samples as well as conventional rotary and reverse circulation drill cuttings were all assayed, although assays for conventional rotary cuttings are considered unreliable and have not been used in the project data set. Core samples provide the most representative, unbiased samples of the mineralized materials encountered in the boreholes.

Assays of drill samples were conducted by various laboratories under the supervision of Arizona-registered assayers and laboratory managers. The “San Manuel Method” was consistently used by Magma, BHP and outside laboratories contracted for the analysis of percent acid-soluble copper content in the Florence drill and metallurgical test samples.

Data verification has been performed by each company conducting exploration and development at the site and the information and data generated by all prior owners have been reviewed and verified to ensure that the data is of good quality and is suitable for use in mineral reserve estimates. Details of sample preparation, assay laboratories, security, and data verification used in the drill hole sampling and analytical programs is documented in the Florence Technical Report.

Mineral Processing and Metallurgical Testing

The Florence Copper property has a long history of metallurgical testing which establishes the amenability of the site oxide copper mineralization to leaching. Historic test work has included laboratory scale column testing and vat leaching as well as pilot scale vat and agitation leaching. These tests have been conducted on material sourced from drill core as well as a bulk sample from the test underground mining.

Recent metallurgical test work has focused on test methods specific to simulating ISCR performance. This program began in 2011 with box leach tests where whole drill core was leached at near atmospheric pressure to simulate leaching of undisturbed ore. In 2013 development of a pressurized test apparatus led to tests on whole drill core to simulate the hydrostatic pressure in the ore body during leaching and rinsing. This pressurized test apparatus has been refined to more accurately simulate ISCR conditions as the test work has proceeded and a test linking seven pressurized cells in series was completed in 2016. This series leach test passed solutions through approximately 15 feet of whole core with a solution transit time of about 13 days, representing approximately the mid-point of scale-up between a single pressurized test with a solution transit time of less than two days and the full scale well field with an estimated 30 days transit time. The development of the ISCR leach test methodologies culminating in the series leach test has allowed the laboratory to produce mature leach solutions with compositions that closely correspond to those predicted for the full scale operation. All of the ISCR leach testing was conducted in closed circuit and used solvent extraction to recover the leached copper into a proxy electrolyte solution.

The leaching model for ISCR at Florence is based on data from the box leach tests, individual pressurized tests and the series testing. Laboratory data used for modelling is subjected to a validation process based on established industry practice in the copper leaching field. The leach model is then combined with a model of sweep efficiency, which adjusts for the amount of mineralized material that would be contacted by solutions over time in the ISCR well field, and a recovery factor to account for the proportion of copper leached which is plated as cathode copper. Recovery to cathode copper is predicted to be 70% over a four year leach cycle for Florence Copper.

Mineral Resource and Mineral Reserve Estimates

The Florence Copper mineral reserves and resources, are based on the Florence Copper Technical Report and reflect depletion due to the operation of the PTF to the end of 2019. The reserve and resource tonnage is unchanged, as leaching has not been completed in any portion of the deposit.

The reserve estimate utilizes a copper price of US$2.50 per pound and the reserves as of December 31, 2019 are presented in Table 8 below.

Table 8: Reserve Estimate at 0.05% TCu Cut-off

	Tons (in millions)	Grade	Contained Cu (in millions lbs)
Probable	345	0.36	2,473

Note: Contained metal values do not account for metallurgical recoveries. The tonnage factor is 12.5 ft3/ton.

The mineral resource estimate utilizes a copper price of US$2.50 per pound and the mineral resource estimate includes only oxide mineralization in bedrock as sulfide mineralization is considered not recoverable by ISCR methods and is consequently not included in either the mineral resource or reserve estimates.

The Florence Copper mineral resource as of December 31, 2019 is summarized in Table 9 and includes the mineral reserves included in Table 8 above.

Table 9: Florence Project Mineral Resources

All Oxide in Bedrock (0.05 %TCu cutoff)

Class	Tons (in millions)	Grade	Cu (in millions lbs)
Measured	296	0.35	2,094
Indicated	134	0.28	745
M+I	429	0.33	2,839
Inferred	63	0.24	295

Note: All oxide includes the entire copper oxide zone and iron-oxide leached cap zone including the top 40-foot of bedrock (bedrock exclusion zone). Contained metal values do not account for metallurgical recoveries. The tonnage factor is 12.5 ft3/ton.

Mining Operations

The mining method proposed for Florence Copper is ISCR which is an extraction method used for selected mineral deposit conditions as an alternative to open pit or underground mine methods. The Florence Copper deposit is amenable to the ISCR method due to the high degree of natural fracturing in the oxide zone, connectivity of the fractures, acid soluble copper mineralization that occurs on the faces of the fractures, and host rocks as well as deposit hydrologic conditions which are favorable for leaching operations.

The ISCR process involves drilling wells into the mineralized material and circulating a dilute low pH lixiviant solution (consisting of 99% water) through the ore between injection and recovery wells. The lixiviant solution dissolves the copper minerals and the resulting copper rich solution is processed in a conventional SX/EW plant where the copper is removed from the solution and plated as cathode copper.

The ISCR method is highly environmentally efficient, does not require the large scale movement of waste rock or ore and will have minimal impact on the site topography. Using ISCR will result in the project consuming less energy, less water and producing less carbon dioxide emissions and waste per pound of copper produced than a conventional mining operation. The project well field design includes a surrounding network of perimeter wells and monitoring wells to ensure that the process solutions remain in the mineralized zone and, when leaching in an area is completed, the process solutions will be rinsed from the block to restore the ground water quality.

Processing and Recovery Operations

Copper recovery at Florence Copper will utilize conventional SX//EW technology to produce cathode copper from the copper-bearing leach solutions pumped from the ISCR well field. The planned commercial SX/EW plant is designed for a flow of 11,000 gpm with a PLS grade of 2 grams per litre.

The planned processing plant and associated infrastructure will be located on Florence Copper private land to the east of the State Land parcel. The process fluids are piped to and from the process plant in lined trenches.

The process consists of the following elements:

•	ISCR well field;

•	Lined PLS and raffinate ponds;

•	SX Plant with four mixer settlers;

•	Tank farm for handling process liquids;

•	EW Tankhouse;

•	Ancillary warehouse and maintenance facilities;

•	Water treatment plant and solution ponds; and

•	Existing Administration Office complex.

Infrastructure, Permitting and Compliance Activities

The Florence Copper area has excellent local infrastructure and vendor resources to support exploration, development, and mining. Service companies for the metals/non-metals, coal, oil and gas industries are located in Phoenix and Tucson as well as, at a greater distance, in

Albuquerque, New Mexico and Denver, Colorado. Skilled manpower resources are readily available locally due to the area’s long history of copper exploration and mining.

The project site has an administration building, warehouse building, equipment laydown yard and core storage facility. The project site is serviced from existing water wells owned by the Company for its’ potable water needs as well as for future process requirements. The site is also presently serviced with electrical power, trash pick-up, a septic system for sanitary wastes and full communication services including landline telephone, cellular telephone and internet services.

Power for commercial development of the project is available from an Arizona Public Service high-voltage transmission line at the northwest corner of the property. Natural gas is available in the area from Southwest Gas approximately one mile east of the site.

Development of the site is planned to occur in two phases. The first phase is construction and operation of the PTF, which will demonstrate the application of ISCR to the Florence Copper Project. The second phase is the construction and operation of the commercial ISCR facility. The various permits required to authorize the PTF have been issued by the regulators. The status of permitting activities is provided below.

The Temporary Aquifer Protection Permit (“TAPP”) for the PTF was issued in August 2016 by the Arizona Department of Environmental Quality (“ADEQ”) and was subject to an administrative appeal and a complaint for judicial review. The Water Quality Appeals Board (“WQAB”) conducted a hearing on the issues under appeal and dismissed the appeal, upholding the permit. Subsequently the Superior Court in Maricopa County heard the complaint for judicial review and affirmed the decision of the WQAB, upholding the permit. The Superior Court’s decision has been appealed to the Arizona Court of Appeals and a ruling is expected later this year.

In February 2016, the United States Environmental Protection Agency (“EPA”) issued the final Memorandum of Agreement in accordance to the Section 106 National Historic Preservation Act for the archeological work associated with the construction of the PTF. In December 2016, the Company received the final Underground Injection Control (“UIC”) Permit for the PTF from the EPA. The permit was subject to petitions for review to the Environmental Appeals Board (“EAB”) and the EAB upheld the permit in September 2017. The EAB’s ruling was the subject of an appeal to the Ninth Circuit of the U.S. Court of Appeals which was dismissed with prejudice by the appellants ending the appeals of the UIC Permit.

The Company has all of the permits required for the PTF. Construction of the PTF was completed in 2018 and wellfield operations commenced in the fourth quarter of 2018. Operation of the PTF has continued since that time.

Two permits are required to commence construction of the commercial scale wellfield at Florence Copper. These are the APP from the ADEQ and the UIC Permit from the EPA. In June 2019, the Company submitted the APP application for the Phase 2 commercial facility to the ADEQ. The UIC permit application for the Phase 2 commercial facility was submitted to the EPA in August 2019. Both permits are advancing through the technical review process. The Company is in active dialogue with the regulators and targeting to have permitting for the commercial facility completed in 2020.

Additional details are available in the “Legal and Permitting” section.

Capital and Operating Costs

The estimated pre-production capital cost for the Florence Copper commercial production facility is US$204 million in Q4 2016 dollar terms. A summary of the major components of the capital cost estimate is presented in Table 10.

Table 10: Summary of Pre-Production Capital Cost Estimate

Item	Capital Cost (millions $US)
Pre-Production ISCR Well Field	$42
SX/EW Plant	$49
Utilities, Infrastructure and Ancillaries	$14
Indirect Costs	$61
Owner’s Costs	$21

Total Construction Capital Costs	$188

Pre-Production Operating Costs	$16

Total Pre-Production and Capital Costs	$204

Sustaining capital expenditures during the production period were estimated to be US$713 million. This capital will be expended over a 22-year period and consists of US$624 million for well field development and US$89 million for a water treatment plant and construction of process water ponds.

Details of the basis for capital cost estimates can be found in the Florence Copper Technical Report.

The estimated average operating costs for Florence Copper over the life of mine is US$0.90 per pound of copper and the estimated total production cost is US$1.10 per pound of copper produced inclusive of royalties. Details of the estimated operating costs are presented in Table 11.

Table 11: Summary of Operating Cost Estimate

Item	Operating Cost ($US per lb copper)
ISCR Well Field	$0.33
SX/EW Plant	$0.24
Water Treatment	$0.07
General and Administration	$0.19
Reclamation	$0.04
Off Property Costs	$0.02

Total Operational Costs	$0.90

Royalties	$0.21

Total Production Costs	$1.10

The details of the basis for the project operating cost estimate can be found in the Florence Copper Technical Report.

The main assumptions and inputs to the base case economic analysis of the Florence Copper Project are:

•	Total pre-production capital costs of US$204 million;

•	Life of project sustaining capital costs of US$713 million;

•	Copper recovery of 70%;

•	Total production costs of US$1.10 per pound of copper; and

•	Long-term copper price of US$3.00 per pound.

The following after-tax economic indicators are derived from the base case life of mine cash flow assuming the tax rates in effect at the effective date of the Florence Technical Report:

•	Project after-tax net present value of $680 million** at a 7.5% discount rate;

•	Internal rate of return of 37%; and

•	Payback period of 2.5 years.

**	The Company expects that the reduced U.S. corporate income tax rates, announced in December 2017, will have a significant positive impact on the project’s post-tax net present value.

Exploration, Development and Production

Development of the site is planned to occur in two phases. The first phase is construction and operation of the PTF which will demonstrate the application of ISCR to the Florence Copper Project. The second phase is the construction and operation of the commercial ISCR facility with a production capacity of 85 million pounds of cathode copper per year and an expected average annual production of 81 million pounds of copper over 21 years.

The main focus of the PTF phase is to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained and provide valuable data to validate the Company’s leach model as well as optimize well design and performance and hydraulic control parameters.

The PTF has been constructed and it commenced operations in the fourth quarter of 2018. In 2019, the PTF operated as planned and produced first copper in April. Steady state operation was achieved, and the focus turned to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the orebody. The Florence Copper technical team is using physical and operating control mechanisms to adjust solution chemistry and flow rates and is successfully achieving targeted copper concentration in solution. The PTF wellfield is performing to its design and the SX/EW plant continues to produce LME grade A copper cathode.

Legal and Permitting

Florence Copper has recently received favorable rulings on the legal challenges to the PTF permits and the Company’s legal non-conforming right to mine its patented mining land held in fee simple. A summary of each of the cases is included below.

On September 28, 2012, the ADEQ issued Florence Copper a Temporary Aquifer Protection Permit (“TAPP”) for the development of the PTF. Following a series of appeals, amendments, and a judicial review, the Superior Court of Maricopa County, Arizona ruled on December 18, 2018 affirming the decision of the Water Quality Appeal Board and upholding the TAPP. The Town and two private parties have appealed the Superior Court’s decision. Briefing is complete and a ruling by the Arizona Court of Appeals is not expected until later this year.

In 2013, the Florence Town Council authorized the town staff to initiate an eminent domain action against Florence Copper’s patented mining land held in fee simple and challenged the validity of an existing development agreement with the town. The action did not include the 160 acre State Trust Land parcel on which Florence Copper will operate the PTF. On July 2, 2015, Florence Copper’s motion to dismiss the eminent domain claim was granted. The final issue before the Maricopa County Superior Court was whether a legal non-conforming use (“LNCU”) right to mine continues to exist on Florence Copper’s privately owned land. The issue proceeded to trial in 2018 and the Superior Court ruled on January 2, 2019 confirming Florence Copper’s LNCU right to mine on the Company’s privately owned land. The Town has appealed the Court’s ruling to the Arizona Court of Appeals. Briefing is underway and a ruling by the Court is not expected until later this year. Florence Copper is now moving forward on its counterclaims against the Town of Florence in the lower court.

On December 20, 2016, the EPA issued the final UIC Permit to Florence Copper. This permit regulates the operation of Class III underground injection wells at the PTF. Three petitions for review of the Permit were filed with the Environmental Appeals Board (“EAB”) of the EPA. These petitions were filed by the Town of Florence (“TOF”) and Southwest Value Partners (“SWVP”), the Gila River Indian Community (“GRIC”), and John Anderson, a Town Councilman representing himself. The GRIC withdrew its petition and Councilman Anderson’s petition was dismissed by the EAB. On September 22, 2017 the EAB dismissed the TOF/SWVP petition and upheld the UIC Permit issued to Florence Copper. The TOF/SWVP appealed the EAB ruling to the Ninth Circuit of the U.S. Court of Appeals. The TOF/SWVP subsequently dismissed with prejudice their petition before the Court on August 2, 2018 ending the appeals of the UIC Permit.

Two permits are required to commence construction of the commercial scale wellfield at Florence Copper. These are the APP from the ADEQ and the UIC Permit from the EPA. In June 2019, the Company submitted the APP application for the Phase 2 commercial facility to the ADEQ. The UIC permit application for the Phase 2 commercial facility was submitted to the EPA in August 2019. Both permits are advancing through the technical review process. The Company is in active dialogue with the regulators and targeting to have permitting for the commercial facility completed in 2020.

Yellowhead Project

Unless stated otherwise, the information of a technical or scientific nature related to the Yellowhead Copper Project contained in this AIF is summarized or extracted from the technical report entitled “Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project” dated January 16, 2020 (the “Yellowhead Copper Technical Report”) prepared under the supervision of Richard Weymark, P.Eng., MBA, who is a Qualified Person as defined by NI 43-101 and filed on www.sedar.com under Taseko’s profile.

Project Description, Location and Access

The Yellowhead Copper Project is located approximately 150 km northeast of Kamloops at latitude 51°30’ north and longitude 119°48’ west in the Kamloops Mining Division. The project has paved highway, rail, and power access at Highway #5 within 10 km of the property.

The property consists of 131 mineral claims covering 42,500 hectares. All mineral claims are in good standing and an application has been submitted to the BC Mineral Titles Office to convert 40 claims to a mining lease. There are three parcels of fee simple land located 2.5 km west of the nearest community, Vavenby, where the rail load-out facility would be located.

Six claims are subject to a 2.5% net smelter returns (NSR) royalty to Xstrata while 31 claims are subject to a 3% NSR royalty to US Steel Corp., capped at C$3.0 million, subject to inflation.

History

Copper mineralization was discovered in the immediate vicinity of the deposit in the mid-1960s. The initial discovery was followed-up by extensive prospecting, line cutting, road building, surface geochemical sampling, geological mapping, geophysics, trenching and diamond drilling programs.

Noranda Exploration Company (Noranda) and Québec Cartier Mining Company (QCM), a 100% wholly owned subsidiary of US Steel, staked claims in the deposit area in 1965 and 1966 respectively. This resulted in the area west of the Harper Creek tributary belonging to Noranda and east of it to QCM. The two companies worked independently on their properties from 1966 until 1970. In late 1970, the companies formed a joint venture, which explored their contiguous properties until 1974.

Further work in the deposit area occurred in 1986 and 1996. This included trenching, core resampling and metallurgical testing and additional drilling.

Historical core drilling took place on the property in 11 different years over a 30-year period between 1967 and 1996. The total length of the 191 holes drilled on the property was 30,800 m. Of these holes, 165 targeted what is now known as the Yellowhead Copper Deposit, for a total of 28,200 m or 92% of the overall drilling.

No further drilling on the deposit area took place until 2006.

YMI formed as a private British Columbia company and obtained control of the project through staking, purchase and option agreements in 2005. YMI undertook their first phase of field exploration on the project in 2006 and completed 65,000 m of drilling from 2006 through 2013.

Historical resource estimates date back to 2007 culminating in a feasibility study completed in 2014 including the establishment of a proven and probable mineral reserve. Historical resource and reserve estimates are summarized in the Yellowhead Copper Technical Report filed by Taseko on Sedar.

In February 2019, Taseko acquired a 100% interest in YMI.

Geological Setting, Mineralization, and Deposit Types

The project is located within structurally complex, low-grade metamorphic rocks of the Eagle Bay Assemblage, part of the Kootenay Terrane on the western margin of the Omineca Belt in south-central BC.

The Eagle Bay Assemblage incorporates Lower Cambrian to Mississippian sedimentary and volcanic rocks subject to deformation and metamorphism. The Eagle Bay Assemblage divides into four northeast-dipping thrust sheets that collectively contain a succession of Lower Cambrian rocks overlain by a succession of Devonian-Mississippian rocks. The Lower Cambrian rocks include quartzites, grits and quartz mica schists (Units EBH and EBQ), mafic metavolcanic rocks and limestone (Unit EBG), and overlying schistose sandstones and grits (Unit EBS) with minor calcareous and mafic volcanic units. These older units are overlain by Devonian-Mississippian succession of mafic to intermediate metavolcanic rocks (Units EBA and EBF) intercalated with and overlain by dark grey phyllite, sandstone and grit (Unit EBP).

Unit EBA of the Devonian-Mississippian succession hosts the deposit.

The northeast trending Harper Creek Fault separates the deposit into a west domain and east domain. In the west domain, chalcopyrite mineralization is primarily in three copper bearing horizons. The upper horizon ranges from 60 m to 170 m in width and is continuous along an east-west strike for some 1,300 m, dipping approximately 30º north. The middle horizon is not as well developed and is often fragmented. It primarily exists within a graphitic and variably silicified package of rocks that range from 30 m to 40 m in width at the western extent, increasing up to 90 m locally eastward, gradually appearing to blend into the upper horizon. The lowest or third horizon has less definition mainly due to a lack of drill intersections. Commonly hosted within mafic to intermediate volcaniclastics and fragmental rocks, it can range from 30 m to 90 m in width although typical intersections are in the 30 m range. These horizons generally contain foliation-parallel wisps and bands as the dominant style of sulphide mineralization.

In the east domain, mineralization characterized by high angle, discontinuous, tension fractures of pyrrhotite, chalcopyrite ± bornite is frequently associated with quartz carbonate gangue. This style is common within, but not limited to, the metasedimentary rocks and areas of increased pervasive silicification. Mineralization is not selective to individual units and frequently transgresses lithological contacts throughout the area. At the near surface areas in the south and down-dip to the north, widths of mineralization typically range from 120 m to 160 m. In the central area of the east domain where thrust/reverse fault stacking has been interpreted, mineralization thicknesses typically range from 220 m to 260 m with local intersections of up to 290 m.

The deposit type is a remobilized polymetallic volcanogenic massive sulphide deposit, comprising lenses of disseminated, fracture-filling and banded iron and copper sulphides with accessory magnetite. Mineralization is generally conformable with the host-rock stratigraphy as is consistent with the volcanogenic model. Observed sulphide lenses measure many tens of metres in thickness with km-scale strike and dip extents.

Exploration

Exploration work undertaken on the Yellowhead Copper site by historical owners included stream sediment sampling, reconnaissance geological mapping, soil sampling, geophysical surveying and diamond drilling. Subsequent exploration completed between 2005 and 2013 by YMI included diamond drilling and historical core relogging, airborne geophysics (magnetic and electromagnetic), ground geophysics (magnetic, electromagnetic and induced polarization), soil sampling, rock sampling, geological mapping and petrographic and whole rock analysis of drill core and surface rock samples. This work largely focussed on the west-central part of the property in the deposit area.

Summaries of the exploration work completed are discussed in the Yellowhead Copper Technical Report. There has been no exploration on the property since 2013.

Drilling

A significant amount of drilling has taken place on the Yellowhead Copper Project, totalling 95,735 m by YMI and historical operators in 408 holes. All were cored diamond drillholes. Results from these drill programs are the basis for the mineral resource estimate. There are no drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

YMI relogged and resampled selected historical core in the deposit area from the Noranda 1968-1971 and American Comstock 1996 drill campaigns with the goal of verifying the historical analytical copper results. Results of this program showed good correlation of copper grades and thicknesses with the historically reported drill core intersections.

Drilling performed on the property is summarized in Table 12 below.

Table 12: Drilling by Company

Company	# of Drill Holes	Core Length (metres)
Québec Cartier Mining Company (1967-1969)	33	5,285
Noranda Exploration Co. Ltd. (1968-1970)	87	12,156
Noranda/QCM Joint Venture (1970-1973)	48	9,012
Other Historical Owners (1983-1996)	23	4,300
Yellowhead Mining Inc. (2006-2013)	217	64,985

Total	408	95,741

Sampling, Analysis and Data Verification

YMI and previous project operators systematically sampled and analyzed all potentially mineralized sections of drill core on the Yellowhead deposit for copper, the primary element of interest. Early operators in the 1960’s and 1970’s, typically only analyzed for copper. This expanded to include gold, silver and several other elements in the programs of the 1980’s and 1990’s. From 2005 onwards, over 30 elements made up the standard assaying protocol for drill core, including historical core resampled and reanalysed since then. This historical core was from the Noranda, Noranda / QCM Joint Venture and Comstock drilling. Samples taken for copper assay from all historical and modern drillholes number over 55,000 with an average core length of 1.5 m.

In 2019, the Cohesion Consulting Group (CCG) completed an audit of the Yellowhead project drillhole database. CCG reviewed the digital files comprising the drillhole database, assay certificates, geological models and supporting documents used in the mineral resource and mineral reserve estimates. The audit found no errors, omissions, QA/QC failures or differences between this drillhole database and the supporting documents of significance to the resource and reserve estimate.

Details of sample preparation, assay laboratories, security, and data verification used in the Yellowhead drill hole sampling and analytical programs is documented in the Yellowhead Technical Report.

Mineral Processing and Metallurgical Testing

The basis of process design for the project was informed from feasibility level metallurgical test work program conducted in 2011 and early 2012 at G&T Metallurgical Services Ltd. (G&T), in Kamloops, BC.

This test program consisted of a suite of open circuit batch flotation testing, lock cycle testing, ore hardness testing, a pilot plant campaign, and mineralogical characterization of both a primary master composite representing feed from the earlier phases of mine development along with a suite of composite samples representing variable lithology and discreet spatial zones within the pit. Additional laboratory comminution test work conducted in 2011 at FLSmidth (FLS) of Bethlehem, Pennsylvania, was also used to inform process comminution circuit design and power requirements.

The proposed process for the project consists of a conventional milling circuit to recover copper via grinding, rougher flotation, regrinding of rougher concentrate, followed by a cleaner flotation circuit. All comminution testing conducted to date suggest the ore is soft to moderately soft and very amenable to both SAG milling and ball milling.

Mineralogy characterization on ore samples from the deposit demonstrate that chalcopyrite is the dominant copper bearing mineral making up over 98% of the copper species in majority of the deposit.

Lock cycle testing produced a final copper concentrate grade of 26% copper at about a 90% total copper recovery. The final concentrate produced from lock cycle testing and the pilot plant produced a clean concentrate with deleterious elements below typical penalty limits at smelters, and also containing payable gold and silver values.

Mineral Resource and Mineral Reserve Estimates

The Yellowhead Copper mineral reserve estimate uses long-term metal prices of US$2.40/lb for copper, US$1,000/oz for gold and US$13.50/oz silver and a foreign exchange rate of C$1.00=US$0.80.

The proven and probable reserves as of December 31, 2019, are tabulated in Table 13 below.

Table 13: Yellowhead Reserve Estimate at 0.17% Copper Cut-off

	Tonnes (in millions)	Cu (%)	Au (gpt)	Ag (gpt)
Proven	458	0.29	0.031	1.3
Probable	359	0.26	0.028	1.2

Total	817	0.28	0.030	1.3

Note: Totals may not add due to rounding

The Yellowhead mineral resource estimate is summarized in Table 14 and includes the mineral reserves included in Table 13 above. The mineral resource uses a copper price of US$3.25/lb for copper, US$1,300/oz for gold and US$17.00/oz silver and a foreign exchange rate of C$1.00=US$0.80.

Table 14: Yellowhead Resource Estimate at 0.15% Copper Cut-off

Class	Tonnes (in millions)	Cu (%)	Au (gpt)	Ag (gpt)
Measured	561	0.27	0.029	1.2
Indicated	730	0.24	0.027	1.2
M+I	1,292	0.25	0.028	1.2
Inferred	109	0.24	0.026	1.2

Note: Totals may not add due to rounding

Mining Operations

The Yellowhead open pit is designed to be mined utilizing conventional truck and shovel mining techniques. The equipment utilized in this operation would be typical of that found in today’s large open pit operations. Open pit operations are planned to supply a conventional copper concentrator with 90,000 tpd of ore at a cut-off grade of 0.17% copper at a strip ratio of 1.4 : 1 for 25 years. Ore would be delivered to a primary crusher located at the southwestern rim of the ultimate pit. An ore stockpile would be established during the first five years of operation to maximize ore grade delivered to the mill during that period and provide operating flexibility. Potentially acid generating (PAG) waste rock would be stored inside the TSF while non-acid generating (NAG) waste and overburden would be placed in conventional waste storage locations proximal to the open pit.

Processing and Recovery Operations

The proposed process plant for the project is a conventional sulphide concentrator utilizing three-stages of comminution, sulphide flotation and concentrate dewatering.

The concentrator is designed to process a nominal 90,000 tpd of ore and produce a marketable copper concentrate containing silver and gold. The concentrator would consist of a primary gyratory crusher fed run-of-mine ore from the pit transported via haul trucks. The product from the crusher would be transported via overland conveyors to a coarse ore stockpile. Ore from the stockpile would then be reclaimed and fed to two parallel SAG-ball mill circuits which produce feed for a single rougher flotation bank. The rougher flotation concentrate would be reground with two parallel vertical stirred mills prior to being reprocessed in a two stage cleaner flotation circuit which includes both tank and column flotation cells. Sulphide minerals are collected with a conventional xanthate collector and pyrite is rejected using lime.

The final concentrate would be dewatered by thickening followed by filtration prior to being conveyed to the final concentrate stockpile. The final concentrate would be trucked off-site to a proximal rail load-out facility for subsequent transport to the Port of Vancouver or direct rail to other North American markets.

Both rougher and first cleaner flotation tailings would be transported separately to the TSF. Process water from the TSF would be reclaimed and recycled back to the process plant for reuse.

Infrastructure, Permitting and Compliance Activities

Road access proposed to the project site is from Highway #5 at the town of Vavenby via 24 km of existing FSRs. These FSRs will require minor upgrading for operations traffic, such as widening, alignment and surface reparation. A 2.5 km extension from the end of the FSRs will be required to reach the plant site.

A rail load-out facility is designed to be constructed at an existing rail siding on a property owned by Taseko near Vavenby. Concentrate would be trucked from the plant site to the rail load-out facility where it would be loaded onto trains and transported to North American markets and/or to the port of Vancouver for overseas shipping.

Electrical power for the project would be supplied by BC Hydro from the Vavenby substation. The current Vavenby substation would need upgrades from BC Hydro to be able to provide stable power to site. The company proposes to construct a 22 km overhead transmission line to bring power from the Vavenby substation to the project site.

Processing facilities would include a primary crusher located near the crest of the pit and associated overland conveyor; a coarse ore stockpile with a 45,000 tonne capacity; a concentrator building housing the grinding, flotation and dewatering circuits; and a concentrate shed.

The TSF is proposed to be located in the valley on the south side of the plant site, downstream of the concentrator. The main embankment would initially be constructed as a water retaining starter embankment, constructed with a rock fill shell in a downstream fashion. After year 5, cycloned sand would be used to construct centreline raises on top of the starter embankment to a final height of 165 m with a 3.5H : 1V downstream slope.

Two additional embankments will be required to provide storage capacity for operations. The north and northwest embankments would be constructed in years 12 through 16.

A water treatment plant designed is as a stand-alone plant used for processing site contact water. The initial water treatment plant is proposed for construction in year 2 and commissioning in year 3.

The mobile equipment maintenance shop would be a pre-engineered building. The designed mobile equipment maintenance shop includes a haul truck wash bay, four haul truck service bays, eight medium duty bays, four light duty bays, light duty wash bay and an adjacent welding tent sized for truck box repair and rebuilds.

Various other support facilities are planned including a two-storey administration building, mine dry, warehouse building and associated cold storage laydown, assay lab, mill reagent building, fixed plant maintenance shop and bulk explosives manufacturing and storage. Planned support facilities also include a gatehouse and first aid building, emergency response and training building and a small parking lot for suppliers and visitors.

Taseko has engaged with both the British Columbia Environmental Assessment Office (BCEAO) and the Impact Assessment Agency of Canada (IAC) regarding the Yellowhead project but it is not yet formally in the environmental assessment process. BCEAO is expected to confirm that an assessment is required in order for the project to proceed and an Environmental Assessment (EA) certificate needs to be issued after the review of the EA application.

Federally, the Impact Assessment Act came into effect in August 2019 and applies to projects described in the Physical Activities Regulation. It is expected that the agency will confirm that an impact assessment is required.

Additional detail regarding EA and permitting requirements can be found in the Yellowhead Technical Report.

Capital and Operating Costs

A summary of the pre-production capital costs estimated for the project is provided in Table 15. All costs shown are in Q4, 2019 Canadian dollars.

Table 15: Pre-Production Capital Cost Estimate

Area	Total Pre-Production Capital ($ millions)
Mining Equipment* / Pre-Production Mining Costs	169
Processing Facilities	486
Tailings & Water Collection Facilities	132

Ancillary Facilities / Infrastructure	199

Subtotal Direct Costs	986

Indirect Costs	360

Grand Total	1,347

* Includes down payment and lease costs in pre-production years only Note: totals may not add due to rounding

The sustaining capital estimate includes a water treatment plant (WTP), staged TSF embankment construction, additional water collection systems, additional mining equipment, mining equipment lease payments, and general sustaining capital through the life of the mine. Sustaining capital costs are shown in Table 16.

Table 16: Sustaining Capital Cost Estimate

Area	Total Sustaining Capital ($ millions)
Water Treatment, TSF Construction & Water Collection	140
Mine Incremental Capital / Equipment Leases	275
General Sustaining Capital	209

Total	624

Note: totals may not add due to rounding

Details of the basis for capital cost estimates can be found in the Yellowhead Copper Technical Report.

Onsite operating costs comprise mining, processing and general and administration. Average onsite costs for the project are summarized in Table 17.

Offsite costs include copper concentrate transportation costs, smelter fees and deductions, and royalty payments. Average offsite costs are US$0.39/lb.

Table 17: Summary of Operating Cost Estimate

Item	Operating Cost ($/t Milled)

Mining	4.53
Processing	4.65
General and Administration	0.79

Total Onsite Costs	9.97

The following pre-tax economic indicators are derived from the base case life of mine cash flow:

•	Project pre-tax net present value of $1.3 billion at an 8% discount rate;

•	Pre-tax internal rate of return of 18%; and

•	Payback period of 4.2 years

Results of the valuation are presented on a 100% basis and assume no debt financing costs except for mining equipment leases. Metal prices used are US$3.10/lb, for copper, US$1,350/oz for gold and US$18.00/oz for silver and a foreign exchange rate of C$1.00=US$0.80. All values are in Canadian dollars unless otherwise noted.

Exploration, Development and Production

The Company is focusing its efforts in 2020 on ongoing engagement with local communities including First Nations, environmental assessment work, additional engineering and joint venture partnering discussions with strategic industry offtake groups.

New Prosperity Project

The Company has determined that, in light of the Company’s current focus on the Florence Copper Project and the Yellowhead Copper Project, and the Company’s assessment of the relative value currently attributed to each of the Company’s projects and its current operations, the Company does not consider the New Prosperity Project to be material at this time. The Company’s assessment of materiality could change and the New Prosperity Project may again become material in the future. The Company will update this information if the New Prosperity Project once again becomes material to the Company.

Project Description, Location, and Access

The New Prosperity Project is located at latitude 51° 28’ N and longitude 123° 37’ W in the Clinton Mining Division, approximately 125 kms southwest of the City of Williams Lake, British Columbia.

Access from Williams Lake is via Highway 20 to Lee’s Corner, then via an all-weather main logging haulage road to the site, a total road distance of 192 kms.

The New Prosperity Project consists of one mineral lease which is valid until at least June 2035 and 85 mineral claims covering the mineral rights for approximately 190 square kms. All claims are in good standing until at least July 2020. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the lease) and prior to their expiry in the case of the claims. The claims are 100% owned by Taseko and are not subject to any royalties or carried interests.

History

The New Prosperity deposit was explored and extensively drilled by seven different companies between 1963 and 2007. A total 158,204 m of core and percussion drilling was completed in 481 drill holes during the twenty one years in which active drill exploration took place.

Pre-feasibility and feasibility studies were completed in 1994, 2007, and 2009.

Geological Setting, Mineralization, and Deposit Types

The project is located within the western-most portion of the Intermontane Belt at the boundary between the Intermontane and Coast morphologic belts. The project hosts a large porphyry gold-copper deposit.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit. They are uniformly distributed in disseminations, fracture fillings, veins and veinlets. Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

Environmental Assessment

Between 2009 and 2010, the British Columbia Environmental Assessment Office (“EAO”) led a review of the Project in a coordinated manner with the CEAA.

In January 2010, Taseko received the environmental assessment certificate for the New Prosperity Project from the Province of B.C. but in November 2010, the Federal Minister of Environment announced that the Project, as proposed, would not be granted federal authorizations to proceed.

In February 2011, the Company submitted a revised project description for the New Prosperity Project to the Federal Government that addressed the concerns identified during the federal review process.

In June 2011, Taseko submitted an application to the EAO to amend the Environmental Assessment Certificate in accordance with the New Prosperity Project description.

On September 20, 2012, the Environmental Impact Statement (“EIS”) was submitted to the three-member Review Panel (the “Panel”) established for the federal environmental assessment of the project. Following a series of public hearings the Panel submitted their report to the Federal Minister of the Environment on October 31, 2013.

The Panel report found that the proposed project is not likely to cause significant adverse environmental effects in respect of 33 different areas provided effective mitigation was undertaken but found significant adverse environmental effects were likely in relation to three matters: (i) water quality in Fish Lake and Wasp Lake; (ii) fish and fish habitat in Fish Lake, wetlands and riparian ecosystems; and (iii) Tsilhqot’in current use of lands for traditional purposes, cultural heritage and archaeological/historical resources.

On November 29, 2013, the Company filed an application for judicial review in the Federal Court, asking the court for a declaration that certain findings relating to seepage and water quality be set aside, and that the Panel failed in certain respects to comply with principles of procedural fairness and the rules of natural justice.

On February 26, 2014, the Minister of the Environment announced her conclusion, based on the Panel report, that the New Prosperity Project is likely to cause significant adverse environmental effects that cannot be mitigated. She referred the matter to the Governor in Council who decided that those effects are not justified in the circumstances.

On March 26, 2014, the Company filed an application for judicial review in Federal Court, seeking to quash the decisions of the Minister and Governor in Council communicated on February 26, 2014.

The two Judicial Reviews initiated by Taseko were heard in federal court in the week of January 30, 2017. On December 5, 2017 each application for judicial review was dismissed by the court.

On January 3, 2018, Taseko filed Notices’ to Appeal for both decisions. These appeals were heard by the Federal Court of Appeal on January 14 and 15, 2019, and were dismissed by the court. On February 14, 2020, Taseko filed an application for leave to appeal these Federal Court of Appeal decisions to the Supreme Court of Canada. A decision by the Supreme Court of Canada on Taseko’s application for leave to appeal is currently pending.

On December 5, 2019, the Company entered into a dialogue with the Tŝilhqot’in Nation as represented by Tŝilhqot’in National Government facilitated by the Province of British Columbia, to try to obtain a long-term solution to the conflict regarding Taseko’s proposed gold-copper mine at New Prosperity, acknowledging Taseko’s and the opposition of the Tŝilhqot’in Nation to the New Prosperity Project. While the details of this process are confidential and the outcome uncertain, in order to facilitate a dialogue, the parties have agreed to a standstill on certain outstanding litigation and regulatory matters which relate to Taseko’s tenures and the area in the vicinity of Teztan Biny (Fish Lake).

Aley Project

The Company has determined that, in light of the Company’s current focus on the Florence Copper Project and the Yellowhead Copper Project, and the Company’s assessment of the relative value currently attributed to each of the Company’s projects, the Company does not consider the Aley Project to be material at this time. The Company’s assessment of materiality could change and the Aley Project may again become material in the future.

Project Description, Location, and Access

Niobium is a metal used in high strength low alloy steels which are required to manufacture automobiles, bridges, pipes, jet turbines and other high technology applications.

The property is located in the Omineca Mining Division in British Columbia, Canada, centred at latitude 56°27’N and longitude 123°13’W, approximately 140 kms north northwest of the Municipality of Mackenzie. Logging roads from Mackenzie provide access to the Ospika Logging Camp on the east side of Williston Lake. The property is located about 30 kms from the Ospika Camp and is currently accessed via helicopter.

The Aley property consists of one mineral lease valid until at least December 2045 and one hundred and eleven mineral claims covering the mineral rights for approximately 470 square kms. All claims are in good standing until at least December 2024. The Aley Property is not subject to any royalty terms, back-in rights, payments or any other agreements or encumbrances.

History

Aley Corporation acquired the property from Cominco in 2004. Since Taseko acquired Aley Corporation in 2007, Taseko has completed over 26,000 metres of drilling in 129 holes, metallurgical testwork, project engineering, and environmental baseline data collection.

Geological Setting, Mineralization, and Deposit Type

The Aley region lies within the Western Foreland belt of the Rocky Mountains. The Aley Carbonatite complex intrudes Cambrian to Ordovician sedimentary rocks of the Kechika (limestone), Skoki (dolomite to volcaniclastics) and Road River Group formations (clastic sedimentary rocks). The intrusion is ovoid in plan with a diameter of approximately 2 kms and surrounded by a fenite aureole up to 500 metres.

Niobium (Nb) bearing minerals at Aley are pyrochlore, fersmite and columbite.

Environmental Assessment

In 2014, the Project entered the provincial and federal environmental assessment processes. Under a Substitution agreement with the Canadian Environmental Assessment Agency (“CEAA”), the province will conduct the assessment and directed Taseko to draft Application Information Requirements (“AIR”) for the environmental assessment application. The Company is currently preparing the draft AIR.

A drill program completed in the third quarter of 2018 collected samples for further metallurgical testing. Environmental monitoring of surface and groundwater baseline conditions and geochemical characterization of ore, waste rock, and tailings in support of an Environmental Impact Statement are ongoing.

A pilot plant scale program commenced in the second quarter of 2019 on the niobium flotation and converter processes. The pilot plant will provide additional process data to support the design of the commercial process facilities and provide final product samples for marketing purposes.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Taseko and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.

Changes in the market price of copper, molybdenum and other metals, which are volatile and have fluctuated widely, affect the profitability of our operations and financial condition.

Our profitability and long-term viability depend, in large part, upon the market price of metals, primarily copper and molybdenum, and potentially niobium, gold and other metals and minerals. The market price of copper is volatile and is affected by numerous factors beyond our control, including:

•	copper demand, especially from China;

•	expectations with respect to the rate of inflation;

•	the relative strength of the U.S. dollar and certain other currencies;

•	interest rates;

•	global or regional political or economic conditions, including interest rates and currency values;

•	global mine supply of metal;

•	global demand for industrial products and jewellery containing metals; and

•	purchases and sales by speculators, producers, and other holders of copper and other metals, in response to any of the above factors.

The copper market is volatile and cyclical and consumption of copper is influenced by global economic growth, trends in industrial production, conditions in the housing and automotive industries and economic growth in China, which is the largest consumer of refined copper in the world. Should demand weaken and consumption patterns change, in particular, if consumers seek out lower cost substitute materials, the price of copper could be adversely affected, which could negatively affect our results of operations.

A decrease in the market price of copper and molybdenum would affect the profitability of the Gibraltar and our ability to finance the exploration and development of our other mineral properties, which would have a material adverse effect on our business and results of operations. There can be no assurance that the market price of copper and other metals will remain at current levels or that such prices will improve. If commercial quantities of copper and other metals are discovered, there is no assurance that a profitable market will exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.

The effect of the COVID-19 pandemic on our operations is not yet known.

The outbreak and spread of the novel coronavirus (COVID-19), and any future emergence and spread of similar pathogens, and the actions of local, provincial, state or federal governments to such pathogens, including work stoppages, social distancing measures, lock-downs and quarantines, could have a material adverse effect on global economic conditions which may adversely impact our business and results of operations and the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production. To date, COVID-19 has not spread widely in local areas where we have operations, and has not yet directly affected our operations. If COVID-19 spreads to those areas, however, it may have a significant adverse impact on our workforce, health and safety of our employees, production levels, and our ability to continue operations at Gibraltar Mine and development at Florence Copper Project. Government efforts to curtail the spread of COVID-19 or other pathogens may also result in temporary or long-term suspensions or shut-downs of our operations. The extent to which COVID-19 or other pathogens impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of COVID-19 or other pathogens and the actions taken to contain COVID-19 or other pathogens or treat their impact, among others.

Moreover, the actual and threatened spread of the COVID-19 globally has had a material adverse effect on the global economy, could continue to negatively impact stock markets, including the trading price of our shares, could adversely impact our ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive and could result in any operations affected by COVID-19 becoming subject to quarantine. Any of these developments, and others, could have a material adverse effect on our business and results of operations.

Fluctuations in foreign currency exchange rates could have an adverse effect on our business, results of operations and financial condition.

Fluctuations in the Canadian dollar relative to the U.S. dollar could significantly affect our business, results of operations and financial condition. As our Gibraltar operation is located in Canada, our costs are incurred primarily in Canadian dollars. However, our revenue is based on the market price of copper and other metals and is denominated in U.S. dollars. A strengthening of the Canadian dollar relative to the U.S. dollar will reduce our profitability, materially adversely affect our financial condition, and may also affect our ability to finance our development projects. We do not currently enter into foreign currency contracts to hedge against currency risk.

Mining is inherently risky and operations are subject to conditions or events beyond our control, which could have a material adverse effect on our business and results of operations.

Mining involves various types of risks and hazards, including:

•	uncertainties inherent in estimating mineral reserves and mineral resources;

•	environmental hazards;

•	discharge of pollutants or hazardous chemicals;

•	industrial or environmental accidents;

•	machinery breakdown;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations and other geological problems;

•	structural cave-ins or slides;

•	flooding;

•	fire;

•	metals losses; and

•	periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in injury or death, environmental damage, damage to, or destruction of, mineral properties, production facilities or other properties, delays in mining, increased production costs, monetary losses, and possible legal liability. Interruptions to our mining or processing operations may adversely impact our ability to continue production of concentrate at expected rates, with the result that our business and results of operations may be materially adversely affected.

We may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry. We may suffer a material adverse impact on our business and results of operations if we incur losses related to any significant events that are not covered by insurance policies.

We are solely dependent on the Gibraltar for revenues and suspension of production at that mine would materially adversely affect our business, results of operations and financial condition.

Until our development projects are developed and operational and are beginning to produce revenue, we are dependent solely upon Gibraltar for revenues. If Gibraltar were to cease production for any reason, it would have a material adverse effect on our business, results of operations, and financial position.

The Company does not wholly own the Gibraltar Mine.

The Company is the operator of and owns a 75% joint venture interest in the Gibraltar Mine. Cariboo, a consortium of Japanese companies, holds the remaining 25%. The Gibraltar Joint Venture is governed by a joint venture operating agreement, which outlines the responsibilities of the Company as operator and the decision and approval processes, including those decisions that require the consent of Cariboo.

There is a risk that Cariboo may elect not to approve certain activities or may breach the terms of the Gibraltar Joint Venture. Similarly, there is a risk that Cariboo may default in its obligations to fund capital or meet other funding obligations and, as such, the Company may be required to contribute all or part of any such funding shortfall.

Risks associated with the operation of the Gibraltar Mine.

The Company’s future success will be affected by the Company’s ability to operate the Gibraltar Mine profitability.

Mining involves various types of risks and hazards and operation of the Gibraltar Mine could experience interruptions, incur increased costs or cease due to a number of factors, including but not limited to:

•	changes in the regulatory environment relating to the operation of the Gibraltar Mine;

•	industrial or environmental accidents, discharge of pollutants or hazardous chemicals;

•	inability to attract, train and retain a sufficient number of workers;

•	increases in extraction costs including energy, diesel fuel, material and labour costs;

•	metallurgical and other processing problems;

•	unusual or unexpected rock formations and other geological problems;

•	lack of availability, breakdown or failure of mining equipment;

•	catastrophic events such as wildfires and environmental issues which could impact access to the mine site or transportation of concentrate products to the market; or

•	performance of the processing plant and ancillary operations falling below expected levels of output or efficiency.

These risks could result in injury or death, environmental damage, damage to, or destruction of, mineral properties, production facilities or other properties, delays in mining, increased production costs, monetary losses, and possible legal liability.

By way of example, in 2017, access to the mine was disrupted for several business days due to nearby wildfires. In 2018, other wildfires in British Columbia impacted transportation reliability. In the first quarter of 2019, the total tons mined was below plan due an extended period of extremely cold weather which impacted shovel availability. Currently, there is considerable uncertainty as to the impact COVID-19 will have on operations at the Gibraltar Mine. On March 18, 2020 the Government of British Columbia declared a province wide State of Emergency in response to COVID-19 and on March 26, 2020 issued orders under the Emergency Program Act to address the COVID-19 pandemic. The orders established restrictions on business operations other than businesses designated as an “essential business”). While mining was designated as an essential business, and our operations accordingly continued, the situation continues to evolve, there is no guarantee that our operations will be permitted to continue. Moreover, it is impossible to determine the effect of the disruption of business in the communities in which we operate will have on our operations.

Disruption to the Company’s mining and processing operations at the Gibraltar Mine and/or supporting infrastructure for a sustained period would have a material adverse effect on production which may result in lower revenue or cash flows from operating activities until such time, if at all, that the disruption is cured and consequently the Company’s business, financial position and results of operations. Further limiting the impact of such risks if they arise may require additional capital or operational expenditure, which may have a material adverse impact on the business and its profitability.

We are subject to risks related to government regulation, permits, licenses and approvals.

Government regulations relating to mineral rights tenure, permission to disturb areas, land use and the right to operate can adversely affect Taseko. Our exploration, development and operations will require permits, licenses and approvals from various governmental authorities.

Our operations and exploration and development activities are subject to extensive federal, provincial, state and local laws and regulations governing various matters, including:

•	environmental protection;

•	management and use of toxic substances and explosives;

•	management of tailings and other wastes generated by our operations;

•	management of natural resources;

•	exploration and development of mines, production and post-closure reclamation;

•	exports;

•	price controls;

•	taxation;

•	labour standards and occupational health and safety, including mine safety; and

•	historic and cultural preservation.

Failure to secure approvals or comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

There can be no assurance that all necessary permits, licenses and approvals will be obtained or updated on a timely basis in order for us to carry out planned exploration, development or operational activities on our properties, including the planned development of our development projects, and, if obtained or updated, that the costs involved will not exceed those that we have estimated. It is possible that the costs and delays associated with the compliance with the standards and regulations under such permits, licenses and approvals could result in Taseko not proceeding with the development or operation of its projects.

Although the Florence Copper Project was previously permitted for a period and has obtained a number of the required permits, licenses and approvals, the Florence Copper Project is currently updating and amending certain permits through a well-defined permitting process, but there can be no assurance as to the outcome of this process. There are, and may in the future be, legal challenges to the validity of permits, licenses and approvals obtained by Florence Copper Project, and there can be no assurance that such challenges will successfully be defeated. Obtaining, updating and defending the necessary governmental permits, licenses and approvals is a complex, time-consuming and costly process, the success of which is contingent upon many variables outside of our control. Obtaining, updating, or defending permits, licenses and approvals may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.

There is considerable uncertainty as to our ability to obtain the required permits for development of the New Prosperity Project. The Federal Minister of the Environment has concluded under its environmental assessment completed under the Canadian Environmental Assessment Act, 2012 that the project is likely to cause significant adverse environmental effects that cannot be mitigated. We disagree with this determination and filed an application in the Canadian Federal Court for a judicial review of the decision of the Minister of the Environment with the objective of obtaining a court order that would quash the Minister’s decision. On December 5, 2017, the application for judicial review was dismissed by the court. On January 3, 2018 Taseko filed a Notice to Appeal the decision. The appeal was heard in federal court on January 14 and 15, 2019 and were dismissed by the court. On February 14, 2020, Taseko filed an application for leave to appeal these Federal Court of Appeal decisions to the Supreme Court of Canada. A decision by the Supreme Court of Canada on Taseko’s application for leave to appeal is currently pending. We have also filed a civil claim in the British Columbia Supreme Court in which we are seeking damages from the government of Canada in connection with our allegation that it failed to meet the legal duties that were owed to us in carrying out the environmental review process. Given the uncertainty inherent in these legal proceedings and the current decision of the Minister, there is considerable uncertainty as to whether we will be able to obtain the required permitting for the development of the New Prosperity Project. As a result, we no longer consider this project material to our operations.

The Company is reliant on rail transportation of production from the Gibraltar Mine.

Copper concentrate production from the Gibraltar Mine is transported by rail to the Pembina port terminal in Vancouver utilizing the CN rail line. In the event of any interruption to this service, the Company would likely be limited to trucking in order to transport its production to this port terminal. Transporting concentrate production by truck is more expensive and subject to greater scheduling constraints to facilitate the timely loading of ships at the Port of Vancouver.

In the event that the Company is unable to transport its concentrate production by rail on a reliable basis over routine timing intervals, this could lead to increased transport costs and variability in the timing of the receipt of revenues which would have a material effect on the Company’s business and financial condition.

Disruption to the services provided by the CN rail line or the Port of Vancouver in connection with the shipping of our copper concentrate could have a material adverse effect on our business. While we have not experienced a disruption to these services as a result of COVID-19, there is no guarantee that these services will not experience work stoppages as a result of government intervention to slow the spread of COVID-19.

We may be adversely affected by our inability to control operating costs.

Our profitability depends in part on our ability to control operating costs. Increased demand for and cost of labor, services, equipment and other key inputs, such as diesel fuel, steel, electricity and other operating supplies, could cause operating costs at Gibraltar to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project operating, development or construction costs, result in project delays, or both. Increases in operating costs at Gibraltar may materially adversely affect our business and results of operations.

Our ability to expand or replace depleted reserves and the possible recalculation of our reserves and resources could materially affect our business and results of operations.

Our reported mineral reserves and mineral resources are only estimates. No assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, changes in the mine plan or pit design, or increasing capital costs may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of mineral reserves and/or mineral resources. Moreover, short-term operating factors relating to the mineral reserves and mineral resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect our profitability in any particular accounting period.

There are uncertainties inherent in estimating proven mineral reserves and probable mineral reserves and measured mineral resources, indicated mineral resources and inferred mineral resources, including many factors beyond our control. Estimating mineral reserves and mineral resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable. It is impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify and account for such occurrences in our assessment of mineral reserves and mineral resources may make mining more expensive and cost ineffective, which could have a material and adverse effect on our business and results of operations.

There is no assurance that mineral reserve and mineral resource figures are accurate, or that the mineral reserves or mineral resources can be mined or processed profitably. Mineral resources that are not classified as mineral reserves do not have demonstrated economic viability. You should not assume that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category or that any or all of an inferred mineral resource exists or is economically or legally feasible to mine.

In addition, since mines have limited lives based on proven and probable mineral reserves, we continually seek to replace and expand our reserves. Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of mineable reserves. If proven mineral reserves or probable mineral reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.

Any material reductions in estimates of mineral reserves and/or mineral resources, or our ability to extract those resources, could have a material adverse effect on our business and results of operations.

As our existing copper and molybdenum offtake agreements expire, our revenues and operating profits could be negatively impacted if we are unable to extend existing agreements or enter into new agreements due to competition, changing copper and molybdenum purchasing patterns, or other variables.

As our copper and molybdenum offtake agreements at the Gibraltar Mine expire, we will compete with other copper and molybdenum suppliers to renew these agreements or to obtain new sales. If we cannot renew these sales agreements with our customers or find alternate customers willing to purchase our copper and molybdenum, our revenue and operating profits would suffer.

Our customers may decide not to extend existing agreements or enter into new long-term contracts or, in the absence of long-term contracts, may decide to purchase less copper and molybdenum than in the past or on different terms, including under different concentrate pricing terms. To the degree that we operate outside of long-term contracts, our revenues are subject to pricing in the concentrate spot market that can be significantly more volatile than the pricing structure negotiated through a long-term copper and molybdenum concentrate supply agreement. This volatility could materially adversely affect our business and results of operations if conditions in the spot market pricing for copper and molybdenum concentrate are unfavourable.

Our ability to operate our company efficiently could be impaired if we lose key personnel or fail to continue to attract qualified personnel.

We manage our business with a number of key personnel at each location, including key contractors, the loss of a number of whom could have a material adverse effect on us. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified personnel and contractors. We cannot be certain that key personnel will continue to be employed by us or that we will be able to attract and retain qualified personnel and contractors in the future. Failure to retain or attract key personnel could have a material adverse effect on us.

There is no assurance that we will be able to renegotiate our existing union agreement for Gibraltar when it expires in 2021.

We have a union agreement in place for our unionized employees at Gibraltar which expires in 2021. If we are unable to renew this union agreement on acceptable terms when it becomes subject to renegotiation, we could experience a disruption of operations, higher labor costs or both. A lengthy strike or other labor disruption could have a material adverse effect on our business and results of operations.

We are subject to risks related to environmental matters.

All of Taseko’s exploration, development, and mining operations are subject to environmental laws and regulations, which can make operations expensive or prohibit them altogether. Many environmental laws and regulations require Taseko to obtain and update permits for its activities from time to time, which may include environmental impact analyses, cultural resources analyses, and public review processes. Taseko must comply with stringent environmental legislation in carrying out work on its projects. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. It is possible that future changes in environmental laws, regulations and permits, or changes in their enforcement or regulatory interpretation, could increase the cost of, or altogether prohibit, carrying out exploration, development, or operation of its projects or any other properties Taseko may acquire. Further, compliance with new or additional environmental legislation may result in delays to the exploration and development activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of Taseko’s business, causing those activities to be economically re-evaluated at that time.

Taseko may be subject to potential risks and liabilities associated with the protection of the environment, as a result of its mineral exploration, development and production. To the extent that Taseko is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy such liabilities would reduce funds otherwise available to Taseko and could have a material adverse effect on Taseko. If Taseko is unable to fully remedy an environmental liability, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on Taseko.

Our actual costs of reclamation and mine closure costs may exceed current estimates.

We are required to prepare and file reclamation and mine closure plans for the Gibraltar Mine with the B.C. Ministry of Energy and Mines and to post security for the estimated costs to complete this reclamation and mine closure work. The Gibraltar reclamation and mine closure plans are updated every five years and the amount of security for reclamation bonding is agreed based on this plan. The most recent five year reclamation and closure plan was submitted in March 2017 and security of $50.0 million (100% basis) has been posted as of December 31, 2019 to meet reclamation bonding requirements for the Gibraltar Mine, and this amount may need to be increased in the future. Additional security in the amount of $8.3 million has been provided to meet reclamation bonding requirements for the Florence Project and this amount will need to be increased in the future if the project is developed into a commercial operation. The Company has also recorded total provisions for environmental rehabilitation for all its properties of $66.4 million in its consolidated financial statements as of December 31, 2019, which has been calculated in accordance with International Financial Reporting Standards. There is no assurance that our bonding requirements, the recorded provision for environmental rehabilitation, and the actual costs of reclamation and mine closure for each of our properties will not exceed current estimates or that the estimated costs will not increase in the future when our reclamation and mine closure plans are updated. Accordingly, the amount we are required to spend on reclamation and mine closure activities could be materially different from current estimates. Any additional amounts required to be spent on bonding requirements, reclamation costs, and mine closure activities could materially adversely affect our business and results of operations.

We are subject to risks related to the title of the properties that we own and lease.

Our mining operations are conducted on properties owned, subject to claims or leased by us from provincial and state governments. Although we have exercised reasonable due diligence with respect to determining title to properties we own or lease, there is no guarantee that title to such properties and other tenure will not be challenged or impugned. No assurances can be given that there are no title defects affecting the properties. There may be valid challenges to the title of our properties which, if successful, could make us unable to operate our properties as planned or permitted, or unable to enforce our rights with respect to our properties. In British Columbia, the rights of aboriginal peoples and their claims to much of British Columbia’s land area are not settled.

In addition, we may not be able to negotiate new leases or obtain contracts for properties containing surface, underground or subsidence rights necessary to develop any of our proven mineral reserves and probable mineral reserves at our development projects. Furthermore, our leasehold interests could potentially be at risk if mining operations are not commenced during the term of the lease.

The Canadian and U.S. governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.

Our business requires substantial capital expenditures.

Our business is capital intensive and requires construction of new mines and infrastructure and maintenance of existing operations. Specifically, the exploration, permitting and development of reserves, mining costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. While the capital expenditures required to build-out our Gibraltar Mine have been spent, we must continue to invest capital to maintain or to increase the amount of reserves that we develop and the amount of metal that we produce. We make no assurances that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient financing to continue our production, exploration, permitting and development activities at or above our present levels and we may be required to defer all or a portion of our future capital expenditures. Moreover, increases in costs of key inputs may substantially increase our capital expenditures. Our business, results of operations and financial condition may be adversely affected if we cannot make such capital expenditures.

The Florence, Aley, New Prosperity and Yellowhead projects will require substantial financing to be arranged prior to construction and development of these properties. Such financing could include a possible combination of debt and equity financing. On May 12, 2010, the Company entered into a gold stream transaction agreement for the New Prosperity Project with Franco-Nevada Corporation (“Franco-Nevada”), whereby the Company may receive funding in staged deposits totalling US$350 million. The investment by Franco-Nevada is subject to (among other conditions) the condition precedent that the New Prosperity project plan that we had agreed with them must receive appropriate governmental approval. Because our revised New Prosperity project plan is not the one we agreed with Franco-Nevada in 2010, this condition will not be satisfied, and so Franco-Nevada may currently terminate this agreement on ten business days’ written notice to Taseko. However, we believe Franco-Nevada currently has no economic incentive to do so. If our revised mine proposal is ultimately accepted by the authorities, we may seek Franco-Nevada’s agreement to reconfirm the terms of our gold stream transaction with them, but there is no assurance that Franco-Nevada will agree to provide such reconfirmation. The investment by Franco-Nevada is also subject to certain other conditions precedent which the Company may not be able to satisfy. There can be no assurance that gold stream, debt or equity financing will be available on acceptable terms. Other risks include those typical of large mine development projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental regulation, opposition by aboriginal peoples and environmental groups, and accommodation of local and community concerns. The economics of the feasibility study are sensitive to the U.S. dollar and Canadian dollar exchange rate, and this rate has been subject to large fluctuations in the last several years.

Increased competition could adversely affect our ability to attract necessary capital funding and could adversely affect our ability to acquire suitable mineral properties for development in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing copper, gold or other metals. We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than we do. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Increased competition could adversely affect our ability to attract necessary capital funding, or to acquire it on acceptable terms, or acquire suitable producing properties or prospects for mineral exploration in the future.

We are subject to risks related to litigation.

The Company is or may be subject to legal proceedings related to the development of its projects, its operations, titles to its properties, environmental issues and shareholder or other investor lawsuits. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to win or favourably settle any lawsuits, it may have a material adverse effect on the Company.

There is no assurance that any of our expansion or development plans will not be opposed.

There is an increasing level of awareness relating to the perceived environmental and social impacts of mining activities. Opposition to mining activities by communities or indigenous groups, including aboriginal peoples, may have an impact on our ability to proceed with the expansion or development of our projects and the timetable and costs for these projects. While we are committed to operating in a socially responsible manner, there can be no assurance that our community relations efforts will mitigate this potential risk. Opponents of the Florence Copper project have in the past, and may in the future, file legal challenges to the validity of permits, licenses and approvals obtained by Florence Copper project, and there can be no assurance that such challenges will successfully be defeated. Obtaining, updating and defending the necessary governmental permits, licenses and approvals is a complex, time-consuming and costly process, the success of which is contingent upon many variables outside of our control. Obtaining, updating, or defending permits, licenses and approvals may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.

The planned development of the Florence Copper Project has been subject to a number of unsuccessful challenges, and is currently subject to two active claims.

Opponents of the Florence Copper Project have in the past, and may in the future, file legal challenges to the validity of permits, licences and approvals sought and/or obtained by the Company in relation to the Florence Copper Project, the defence of which can be a complex, time-consuming and costly process and there can be no assurance that such challenges will successfully be defeated, with success being contingent upon many variables outside of the

Company’s control. There are currently two claims relating to the Company’s proposed development of the Florence Copper Project:

Town of Florence v. Florence Copper Inc.

The Town of Florence challenged the ability of Florence Copper Inc. (“FCI”) to operate the ISCR on its property using its power of eminent domain. Eminent domain refers to the power of the government to take private property and convert it into public use. The Fifth Amendment of the U.S. Constitution provides that the government may only exercise this power for certain purposes and it must provide just compensation to the property owners.

The total size of the Florence Project area is 1,182 acres. In addition, 160 additional acres are classified as State Trust Land. State Trust Lands are public lands granted to the state (Arizona) by the United States to be held or sold generally by the state for the benefit of public schools in Arizona. Consequently the Town’s use of eminent domain was not applicable to the 160 acres of State Trust Land on which the PTF is located is outside of the Town’s jurisdiction.

In addition to the claim of eminent domain, a declaratory judgment was sought against a 2003 Development Agreement between the Town and FCI’s predecessor-in-interest, which authorized the property owner to undertake copper mining on the property as a legal non-conforming use within the Town. The Town has asserted that the use of the land as a mine is not in compliance with the relevant zoning on the property. In January 2019, the trial court ruled in FCI’s favour on the grounds that its operations were in accordance with the Development Agreement. This ruling is currently the subject of appeal by the Town.

Whilst the Company is confident that the Town’s appeal will be unsuccessful, if the appellate court reverses the lower court’s ruling and denies FCI’s right to legally mine on its private property, mining can only occur on the state trust land parcel where the PTF is located. In this scenario, Florence Copper could appeal the decision to the state supreme court but there is no certainty that the court would agree to hear the case.

If the appellate court upholds FCI’s right to mine on its private property, the Town could exercise its power of eminent domain to take the property from Florence Copper. However, under Arizona’s Constitution, the Town must pay Florence Copper the fair market value of the condemned property. The value of this property as a copper mine significantly exceeds the Town’s annual budget, thus it is unlikely that the Town could take the property through an eminent domain action.

Town of Florence, et al. v. ADEQ, Florence Copper-Intervenor

The Town and SWVP-GTIS MR, LLC (“SWVP”) unsuccessfully challenged ADEQ’s grant of a Temporary Aquifer Protection Permit (“TAPP”) to FCI and have now filed an appeal to the Arizona Court of Appeals. The TAPP is a key operating permit that applies to the public and privately-held lands that make up the Florence Copper Project. Briefing on the appeal is complete. A ruling is expected within the next 12 months.

Under Arizona law, judicial deference is given to appeals of state agency actions. The court reviews the evidence in the light most favorable to upholding the agency’s decision and will not substitute its judgment for that of the agency regarding factual questions and agency expertise. The challenge of the TAPP involves two technical issues only and no new facts or evidence has been introduced by the appellants. Consequently the Company has been advised that it is unlikely that the appellate court will overturn ADEQ’s decision to award the TAPP because to do so, the court must conclude that the agency’s action is contrary to law, not supported by substantial evidence, is arbitrary and capricious, or is an abuse of discretion.

If the appellate court reverses the trial court’s ruling, which upheld the TAPP, the PTF can continue to operate unless an injunction is issued by the court requiring Florence Copper to cease operations. In this scenario, in order to continue development of the Florence Copper Project, the Company would be required to submit another permit application to ADEQ that addresses the issue of concern to the appellate court.

For both of the active cases described above the Company has been advised that the appellate courts are unlikely to overturn the existing judgments. However, both judgments are the subject of appeal, with rulings expected in the next 12 to 24 months and there can be no assurance that the Company’s planned development of the Florence Copper Project will not be adversely affected by these claims, including further challenges to the Florence Copper Project. If such appeals are successful the Company’s planned development of the Florence Copper Project could be delayed or restricted, or may not occur, which would have a material adverse effect on the Company’s business, financial condition and prospects.

Risks associated with the development of the Florence Copper Project.

The development and commencement of commercial production at the Florence Copper Project is key to the Company’s future strategy.

The Florence Copper Project, given its unique geological conditions, will deploy an in-situ wellfield recovery method that, while in use in other resource extraction sectors (most notably in uranium), will be one of the first of its kind to extract copper at commercial levels relying solely on this method. This in-situ mining method of the Florence Copper Project presents additional development ramp-up risks and complexity compared to a traditional underground or open pit operation which could result in delays, interruptions, lower recoveries than forecasted and/or increased costs to the development of the Project.

Demonstration of feasibility of the PTF is a key element of any decision to move towards full commercial development at the Florence Copper Project. However, there is no assurance that the PTF will establish that the in-situ extraction of copper at the Florence Copper Project can be completed as currently contemplated in the feasibility study for the Florence Copper Project. Specifically, there is no assurance that the PTF will establish that the recoveries of leach copper solution, known as sweep efficiencies, will be as expected. In addition, the results of the PTF operations may indicate that changes to mining operations at the Florence Copper Project may be required, which may result in delays and/or higher than anticipated construction and operating costs for commercial development of the Florence Copper Project.

Development of the Florence Copper Project could also be delayed, experience interruptions, incur increased operating and capital costs or be unable to complete due to a number of factors, including but not limited to:

•	delays in receiving the updated permits required for development of the commercial facility;

•	litigation which could take several years and significant costs to defend and resolve;

•	non-performance by third party consultants and contractors;

•	inability to attract, train and retain a sufficient number of qualified workers;

•	unforeseen escalation in anticipated costs of development, or delays in construction;

•	material decreases in the expected recovery of copper through the in-situ process;

•	increases in expected wellfield costs including the number and scale up of wells, as well as drilling, material and labour costs;

•	shortages or delays in obtaining critical processing equipment;

•	catastrophic natural events such as drought, flooding or storms; or

•	the breakdown or failure of equipment or processes.

It is not uncommon for mining developments to experience these factors during their construction, commissioning and production start-up, or indeed for such projects to fail or experience significant delays as a result of one or more of these factors occurring to a material extent.

There can be no assurance that the Company will complete the various stages of development necessary in order to achieve its strategy in the timeframe expected by the Company or at all. Any of these factors may have a material adverse effect on the development of the Florence Copper Project and, consequently the Company’s business, results of operations and activities, financial condition and prospects.

Our various development projects, which are still under development, will require substantial additional financing for completion, may not achieve anticipated production capacity, may experience unanticipated costs or may be delayed or not completed at all.

The development of a mining project is a complex and challenging process that may take longer and cost more than initially projected, or may not be completed at all. In addition, anticipated production capacity may never be achieved. We may encounter unforeseen geological conditions or delays in obtaining required construction, environmental or operating permits or mine design adjustments. Operating delays may cause reduced production and cash flow while certain fixed costs, such as loan payments, may still have to be paid on a predetermined schedule.

Moreover, completion of the development projects is subject to, among other things, the commercial availability of adequate financing. Even if financing is available, the 2017 Secured Note Indenture contains, and agreements for future financings will likely contain, a number of restrictive covenants that impose significant financial restrictions on us, including on our ability to incur additional debt. These restrictions could significantly limit our ability to obtain adequate financing for the development of the development projects. Without funds available to finance construction and development activities, the development projects may not be completed and the potential benefits of the development projects may never be realized. There can be no assurance that the development projects will ever materially contribute to our revenues, and capital expenditures for our development projects may materially adversely affect our business and results of operations.

In addition, there can be no assurance that our exploration efforts will result in the discovery of significant mineralization or that any mineralization discovered will result in an increase of our proven mineral reserves or probable mineral reserves. If proven mineral reserves or probable mineral reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. The combination of these factors may cause us to expend significant resources (financial and otherwise) on a property without receiving a return on investment.

The need for infrastructure could delay or prevent us from developing our development projects.

Completion of the development of our projects is subject to various requirements, including government permitting and the need to establish power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these services could prevent or delay development of our projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

•	the development of our projects will be commenced or completed on a timely basis, if at all;

•	the resulting operations will achieve the anticipated production volume; or

the construction costs and ongoing operating costs associated with the development of our projects will not be higher than anticipated.

Aboriginal peoples’ title claims and rights to consultation and accommodation may impact our ability to expand our existing operations and proceed with our development projects.

Provincial and federal governments in Canada are required by law to consult with aboriginal peoples with respect to the issuance or amendment of project authorizations in Canada and to try to accommodate aboriginal peoples’ needs to the extent considered appropriate. There is considerable uncertainty as to the meaning, implications and use of the word “accommodate.” In practice, it is extraction industry participants who are often left to engage with affected local aboriginal communities with the goal often being the achievement of an impacts and benefits agreement. Such agreements may provide promises of priority for employment opportunities, the provision of commercial services such as transportation and catering, social, educational and environmental initiatives and cash payments. This consultation and accommodation may affect the timetable and costs of our development projects and may impact the manner in which we proceed with the development of these projects.

Our high level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the senior secured notes.

Our total long-term debt was $357.0 million as of December 31, 2019. Our high level of indebtedness could have important consequences to us:

•	making it more difficult for us to satisfy our obligations with respect to the senior secured notes and any other existing or future debt;

•	limiting our ability to obtain additional financing to fund development projects, working capital, capital expenditures, acquisitions or other general corporate purposes;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for investments, working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we operate;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the senior secured note indenture contains, and any future debt may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of some or all of our debt and would have material negative consequences for shareholders.

A lowering or withdrawal of the credit ratings assigned to our debt securities by rating agencies may adversely increase our future borrowing costs and reduce our access to capital.

Any credit rating assigned to us could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any downgrade by a rating agency may result in higher borrowing costs and could decrease earnings. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

We and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our high level of indebtedness.

The terms of the 2017 Secured Note Indenture permit us to incur substantial additional indebtedness in the future, including to finance working capital, capital expenditures, investments or acquisitions and including under any future credit facility, as defined in the 2017 Secured Note Indenture (a “Future Credit Facility”) or other “First Lien Debt”, as defined in the 2017 Secured Note Indenture (“First Lien Debt”). Although the 2017 Secured Note Indenture will limit our ability and the ability of our restricted subsidiaries to incur additional indebtedness, and to incur liens to secure such indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. To the extent that we incur additional indebtedness, the risks associated with our substantial leverage described above, including our possible inability to service our debt, would increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the 2017Secured Notes, and to fund planned capital expenditures and other general corporate purposes, among other things, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future capital will be available to us in an amount sufficient to enable us to make payments on or to refinance our indebtedness, including the 2017 Secured Notes, or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to allow us to make payments on our indebtedness, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the 2017 Secured Notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the 2017 Secured Notes, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our debt service obligations. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms, it would significantly adversely affect our financial condition, the value of our outstanding debt and our ability to make any required cash payments under our indebtedness.

The terms of existing indebtedness will, and future indebtedness may, restrict our current and future operations, particularly our ability to respond to changes in our business and to take certain actions.

The instruments governing our current indebtedness contain, and agreements governing future indebtedness may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	transfer and sell assets;

•	pay dividends or distributions on our capital stock, repurchase our capital stock, make payments on subordinated indebtedness and make certain investments;

•	incur additional debt;

•	create or incur liens on our assets;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends, make loans or sell assets to us or any of our restricted subsidiaries;

•	merge, amalgamate or consolidate with another company; and

•	enter into transactions with affiliates.

The covenants in the 2017 Secured Note Indenture are subject to certain exceptions and qualifications. In addition, if we enter into a Future Credit Facility in the future, it will likely contain financial covenants, including maintenance covenants that would require us to satisfy such covenants on an ongoing basis. Our ability to comply with these financial covenants can be affected by events beyond our control.

A breach of the covenants under the 2017 Secured Note Indenture, or under any agreements for future indebtedness, could result in an event of default under the applicable indebtedness. Such a default may allow the creditors of the defaulted indebtedness to accelerate the related debt and may also result in the acceleration of any other debt which has a cross-acceleration or cross-default provision to the related debt. Furthermore, if we were unable to repay the amounts due and payable under any secured arrangement, those respective lenders could proceed against the collateral securing such indebtedness, which could include our interest in Gibraltar and Gibraltar’s interest in the JVOA. In the event our lenders or note holders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

As a result of restrictions contained in the 2017 Secured Note Indenture, and that may be contained in any agreements for future indebtedness, we may be limited in how we conduct our business, unable to raise additional debt or equity financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

Our 2017 Secured Notes are denominated in U.S. dollars, and we may incur additional debt in the future denominated in U.S. dollars.

The 2017 Secured Notes are, and our future indebtedness may be, denominated in U.S. dollars. Fluctuations in exchange rates may significantly increase or decrease the amount of debt and interest expense recorded in our financial statements. We do not currently employ derivative instruments to hedge foreign exchange risk related to our U.S. dollar denominated debt.

We may not have the ability to raise funds necessary to finance any change of control offer required under the 2017 Secured Note Indenture.

If a change of control (as defined in the 2017 Secured Note Indenture) occurs, we will be required to offer to purchase the 2017 Secured Notes at 101% of their principal amount plus accrued and unpaid interest. Our ability to repurchase 2017 Secured Notes upon such a change of control would be limited by our access to funds at the time of the repurchase and the terms of our other debt agreements. The source of funds for any purchase of 2017 Secured Notes would be our available cash, cash generated from our subsidiaries’ operations or other sources, including sales of assets and issuances of debt or equity. In addition, any Future Credit Facility or other debt agreement that we may enter into in the future may contain provisions relating to a change of control. Upon a change of control, we may be required immediately to repay the outstanding principal, any accrued interest on and any other amounts owed by us under any Future Credit Facility or other debt agreement that we may enter into in the future. The source of funds for these repayments would be the same sources noted above to repurchase the notes upon a change of control. However, we cannot assure you that we will have sufficient funds available or that we will be permitted by our other debt instruments to fulfill these obligations upon a change of control in the future, in which case the lenders under any secured debt instruments would have the right to foreclose on our assets, which would have a material adverse effect on us. Furthermore, certain events that constitute a change of control could also constitute an event of default under any future indebtedness, and we might not be able to obtain a waiver of such defaults. In order to avoid the obligations to repurchase the notes upon a change of control, we may have to avoid transactions that would otherwise be beneficial to us.

The 2017 Notes mature in 2022 and will require refinancing.

A substantial portion of the Company’s debt matures in 2022 exposing the Company to risks relating to the refinancing of such debt. While the Company currently intends to refinance the 2017 Notes with new bonds, there is no certainty that the Company will be able to refinance the 2017 Notes in their entire amount. Further the Company’s ability to obtain debt financing will depend, inter alia, on prevailing financial market conditions at the time and the Company’s business performance.

Successful refinancing of the bonds is dependent upon a number of factors many of which are outside of the Company’s control including the copper price which directly impacts the Company’s profitability and debt capacity and capital market factors including prevailing interest rates at the time of refinance.

Furthermore, any additional debt financing may involve restrictive covenants, which may limit or affect the Company’s operating and financial flexibility. In the event the Company cannot refinance its debt on acceptable terms or at all, this could adversely affect its ability to carry out its operations.

Multiple listings on the TSX, NYSE American and LSE may lead to an inefficient market in the Company’s shares.

Multiple listing of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges.

The Common Shares are quoted on TSX, NYSE American, and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX, the NYSE American and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges.

The Common Shares are quoted and traded in Canadian Dollars on the TSX, in US Dollars on the NYSE American, and in pounds sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.

Shareholder activism.

The Company has in the past been subject to and may in the future become the target of shareholder activist activities. The effects of shareholder activist activities could have a negative effect on the Company and its business. The Company cannot predict with certainty the outcome of any future shareholder activist activities.

DIVIDENDS

The Company has not paid dividends to date and the Company has no plans to pay a dividend in the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Share Capital

Taseko’s share capital consists of an unlimited number of no par value common shares. As of March 30, 2020, there were 246,194,219 common shares issued and outstanding. In addition, there were 11,578,900 stock options and 3,000,000 share purchase warrants outstanding at March 30, 2020. All shares are required by law to be issued only as fully paid and non-assessable.

The holders of Taseko’s common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Taseko rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a wind-up.

There are no constraints imposed on the foreign ownership of securities of Taseko, however an acquisition of control of Taseko by a non-Canadian would be subject to a review by the Canadian government under its foreign investment laws if the aggregate acquisition price were to exceed certain thresholds all of which are much higher than the Company’s current implied value.

Senior Secured Notes

In June 2017, the Company completed an offering of US$250 million aggregate principal amount of senior secured notes (“the Notes”). The Notes mature on June 15, 2022 and bear interest at an annual rate of 8.75%, payable semi-annually on June 15 and December 15, commencing December 15, 2017. The Notes were issued at 99% of par value and the Company incurred other transaction costs of $9.3 million resulting in net proceeds from the offering of $317.6 million (US$240.5 million). The net proceeds were used, along with cash on hand, to redeem the senior notes and to repay a senior secured credit facility and to settle the related copper call option.

The Notes are secured by liens on the shares of Taseko’s wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary’s rights under the joint venture agreement relating to the Gibraltar mine. The Notes are guaranteed by each of Taseko’s existing and future restricted subsidiaries, other than certain immaterial subsidiaries. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the Note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company’s financial performance.

The Company may redeem some or all of the Notes at any time on or after June 15, 2019, at redemption prices ranging from 104.375% to 100%, plus accrued and unpaid interest to the date of redemption. On a change of control, the Notes are redeemable at the option of the holder at a price of 101%.

Purchase and Sale Agreement with Osisko

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. (“Osisko”), whereby the Company received an upfront cash deposit payment of US$33 million for the sale of an equivalent amount of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of an equivalent amount of Taseko’s share of all future payable silver production from Gibraltar will be delivered to Osisko. The Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully reduced through silver deliveries at current market prices at time of the deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company’s obligations under the agreement are secured by a pledge of Taseko’s 75% interest in the Gibraltar Joint Venture.

In connection with the silver stream transaction, the Company issued share purchase warrants to Osisko to acquire 3 million common shares of the Company at any time until April 1, 2020 at an exercise price of $2.74 per share.

Ratings

The following table sets out the ratings of Taseko’s senior secured notes by the rating agencies indicated as at March 30, 2020:

Rating Agency
	Standard & Poor’s Rating Services	Moody’s Investor Services
Senior Secured Notes	CCC+	Caa1
Trend / Outlook	Negative	Negative

Standard & Poor’s Rating Services’ (“S&P”) credit ratings are on a long-term rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. On March 24, 2020, S&P assigned Taseko a corporate credit rating of CCC+/Negative. According to S&P, this rating reflects that Taseko is at risk of depleting its liquidity over the next 12 months, following the sharp deterioration in copper prices and uncertain, but potentially negative, impact of the COVID-19 outbreak. The negative outlook primarily reflects S&P’s view of the risk that Taseko could generate a free–cashflow deficit this year that significantly constrains its liquidity position. In their view, copper prices that are sustained near current (March 2020) levels through 2020, and potential operating disruptions related to COVID-19 are key downside risks. The ratings from AAA to D may be modified by the addition of a plus (+) or a minus (-) sign to show relative standing within the major categories. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Moody’s Investor Services’ (“Moody’s”) credit ratings are on a long-term debt rating scale that ranges from AAA to Caa, which represents the range from highest to lowest quality of such securities rated. On March 24, 2020, Moody’s assigned Taseko a corporate family credit rating of Caa1 and a credit rating of Caa1 on the senior secured notes with a negative outlook. Moody’s cited that the rapid and widening spread of the COVID-19 outbreak, deteriorating global economic outlook, falling oil prices, and asset price declines are creating a severe and extensive credit shock across many sectors, regions and markets and that the combined credit effects of these developments are unprecedented. Moody’s also noted that the weaknesses in Taseko’s credit profile, including its exposure to copper prices, has left it vulnerable to shifts in market sentiment in these unprecedented operating conditions. The negative outlook reflects the risk that Taseko’s performance and credit metrics will continue to weaken unless the price of copper improves and also incorporates Moody’s view that Taseko will continue to generate negative free cash leading to a weaker liquidity profile. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from AA through C. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of the generic category.

The credit ratings accorded to the senior notes by S&P and Moody’s are not recommendations to purchase, hold or sell the senior notes as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Taseko’s common shares are listed on the Toronto Stock Exchange (TSX), NYSE American Stock Exchange (NYSE American), and the London Stock Exchange (LSE) under the symbols TKO, TGB, and TKO, respectively. The following table shows the price ranges and average daily trading volume (ADTV) traded by month in 2019, based on trading information published by each Exchange.

	TSX			NYSE American			LSE
2019	High (C$)	Low (C$)	ADTV	High (US$)	Low (US$)	ADTV	High (GBP)	Low (GBP)	ADTV
December	0.63	0.52	367,245	0.49	0.39	572,220	0.325	0.325	—
November	0.63	0.51	74,133	0.49	0.39	262,340	0.33	0.325	3
October	0.59	0.52	69,095	0.45	0.39	225,404	—	—	—
September	0.73	0.54	123,155	0.51	0.40	243,995	—	—	—
August	0.63	0.50	181,148	0.47	0.38	430,177	—	—	—
July	0.72	0.59	184,182	0.57	0.45	299,295	—	—	—
June	0.74	0.61	163,820	0.56	0.46	566,775	—	—	—
May	0.95	0.61	143,150	0.71	0.45	317,214	—	—	—
April	1.05	0.75	224,762	0.79	0.56	571,586	—	—	—
March	0.92	0.74	131,414	0.69	0.56	326,824	—	—	—
February	0.95	0.70	291,189	0.72	0.54	589,032	—	—	—
January	0.90	0.64	213,086	0.68	0.46	430,819	—	—	—

DIRECTORS AND OFFICERS

As at March 30, 2020, the directors and executive officers of Taseko, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 11,136,589 common shares, representing less than five percent of the total number of common shares outstanding before giving effect to the exercise of options to purchase common shares held by such directors and executive officers. The statement as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Taseko as a group is based upon information furnished by the directors and officers as reflected on SEDI (www.sedi.com).

Name, Position and Office, and Province or State and Country of Residence	Period a Director and/or Officer of Taseko
Directors

Anu Dhir, Director Toronto, Ontario, Canada	Since September 2017

Robert A. Dickinson, Director Lions Bay, British Columbia, Canada	Since January 1991

Name, Position and Office, and Province or State and Country of Residence	Period a Director and/or Officer of Taseko
Russell E. Hallbauer, Chief Executive Officer and Director West Vancouver, British Columbia, Canada	Since July 2005

Alex Morrison, Director Castle Pines, Colorado, USA	Since April 2011

Richard Mundie, Director Vancouver, British Columbia, Canada	Since January 2010

Kenneth Pickering, Director Chemainus, British Columbia, Canada	Since December 2018

Ronald W. Thiessen, Chairman of the Board and Director West Vancouver, British Columbia, Canada	Since October 1993

Executive Officers

Brian Battison, Vice President Corporate Affairs Tsawwassen, British Columbia, Canada	Since September 2007

Brian Bergot, Vice President, Investor Relations North Vancouver, British Columbia, Canada	Since March 2014

Bryce Hamming, Chief Financial Officer North Vancouver, British Columbia, Canada	Since June 2019

Scott Jones, Vice President, Engineering North Vancouver, British Columbia, Canada	Since December 2007

John W. McManus, Chief Operating Officer West Vancouver, British Columbia, Canada	Since October 2005

Stuart McDonald, President North Vancouver, British Columbia, Canada	Since September 2013

Robert Rotzinger, Vice President, Capital Projects West Vancouver, British Columbia, Canada	Since December 2012

Richard Tremblay, Vice President, Operations Vancouver, British Columbia, Canada	Since June 2019

Trevor Thomas, Secretary Vancouver, British Columbia, Canada	Since August 2008

At the annual general meeting held in June 2019, all the directors listed above, were re-elected as directors. All directors have a term of office expiring at the next annual general meeting of Taseko.

All officers have a term of office lasting until their removal or replacement by the Board of Directors. However, there are certain employment agreements in place with respect to these persons which will affect any termination of services.

Committees of the Board of Directors

Audit and Risk Committee

The Audit and Risk Committee is comprised of Richard Mundie (Chair), Anu Dhir, and Alex Morrison.

Compensation Committee

The Compensation Committee is comprised of Kenneth Pickering (Chair), Anu Dhir, and Alex Morrison.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Anu Dhir (Chair), Alex Morrison, and Richard Mundie.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is comprised of Kenneth Pickering (Chair), Anu Dhir, Robert A. Dickinson, and Russell Hallbauer.

Principal Occupations and Other Information

Anu Dhir, B.A. JD. – Director

Ms. Anu Dhir is a co-founder and an executive of Wshingwell Inc., a technology company. Prior to establishing Wshingwell, Ms. Dhir spent 19 years in the resources sector. Most recently, she was a co-founder and an executive of ZinQ Mining, a private base metals and precious metals royalty company that focuses on the Latin America region. Ms. Dhir was also the Managing Director of Miniqs Limited, a private group primarily interested in developing resource projects. Prior to ZinQ Mining and Minigs, Ms. Dhir was Vice President, Corporate Development and Company Secretary at Katanga Mining Limited, a major copper and cobalt mining company with assets in the Democratic Republic of Congo.

Ms. Dhir also serves as a non-executive Director for Golden Star Resources and Trillium Health Partners. Ms. Dhir is a graduate of the General Management Program (GMP) at Harvard Business School, she has a law degree (Juris Doctor) from Quinnipiac University and a Bachelor of Arts from the University of Toronto.

Ms. Dhir is, or within the past five years, was a director of the following public companies:

Company	Positions Held	From	To
Energulf Resources Ltd.	Director	August 2013	September 2015

Frontier Rare Earths Limited	Director	November 2010	January 2015

Golden Star Resources	Director	February 2014	Present

Taseko Mines Limited	Director	September 2017	Present

Robert A. Dickinson, B.Sc., M.Sc. – Director

Mr. Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 45 years and was inducted into the Canadian Mining Hall of Fame in 2012. He is Chairman of Hunter Dickinson Inc. (“HDI”) and Hunter Dickinson Services Inc. (“HDSI”) as well as a director and member of the management team of a number of public companies associated with HDSI. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present

Heatherdale Resources Ltd.	Director	November 2009	Present

Northcliff Resources Ltd.	Director	June 2011	Present

Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present

Quartz Mountain Resources Ltd.	Director	December 2003	February 2019

Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P.Eng. – Director and Chief Executive Officer

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	April 2008	February 2016

Taseko Mines Limited	CEO/Director	July 2005	Present
	President	July 2005	June 2019

Alexander Morrison, CPA, CA - Director

Mr. Morrison is a mining executive and Chartered Professional Accountant with over 30 years of experience in the mining industry.

Mr. Morrison is a citizen of the United States and is a resident of the state of Colorado.

Mr. Morrison has held senior executive positions with a number of mining companies, most recently serving as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont Mining Corporation, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Mr. Morrison is, or within the past five years, was a director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	May 2010	December 2018

Energy Fuels Inc.	Director	August 2019	Present

Gold Resource Corporation	Director	March 2016	Present

Gold Standard Ventures Corp.	Director	August 2017	Present

Pershing Gold Corporation	Director	November 2012	February 2018

Taseko Mines Limited	Director	April 2011	Present

Richard Mundie, CPA, CA – Director

Mr. Mundie is a Chartered Professional Accountant with a Bachelor of Commerce degree from the University of British Columbia. Mr. Mundie has held a number of senior leadership positions in the mining sector for over 40 years in key organizations in British Columbia and overseas. From 2005 to 2007, he was Vice President, Asia Affairs and Chief Representative (China), for

Teck Cominco Limited. In this role, he was active in the international mining community and participated in several joint programs to build stronger relationships with the Chinese Government.

Mr. Mundie also held the position of Vice President – Commercial for a period of ten years with Teck Cominco. In this role, he was responsible for marketing the company’s commercial mineral products, gaining invaluable experience in Europe, South America, United States, Japan, Korea, and Taiwan.

Between 1983 and 1995, he held a number of financial and leadership positions with Cominco and in 1992, he assumed the role of Director of Business Development with wide responsibilities for mergers, acquisitions and divestitures. Earlier career positions included a number of finance related roles in the resources sector, transport and public accounting with PriceWaterhouseCoopers LLP.

Mr. Mundie is, or within the past five years was, a director of the following public companies:

Company	Positions Held	From	To
Panoro Minerals Ltd.	Director	March 2010	September 2016

Taseko Mines Limited	Director	January 2010	Present

Kenneth Pickering – Director

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities.

Mr. Pickering is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Enaex S.A. Chile	Director	May 2011	May 2018

Endeavour Silver Corp.	Director	August 2012	Present

Northern Dynasty Minerals Ltd.	Director	September 2013	Present

Pan Aust Minerals	Director	October 2011	August 2015

Teck Resources Limited	Director	March 2015	Present

THEMAC Resources Group Limited	Director	March 2011	December 2016

Taseko Mines Limited	Director	January 2019	Present

Ronald W. Thiessen, CPA, FCA – Chairman of the Board and Director

Mr. Thiessen is a Chartered Professional Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	February 2019
	President	September 2000	November 2014
	CEO	September 2000	February 2019

Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and CEO	November 2001	Present

Quartz Mountain Resources Ltd.	Director	December 2011	December 2017
	President and CEO	December 2011	December 2017

Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

Brian Battison – Vice President, Corporate Affairs

Mr. Battison is responsible for all matters relating to corporate and public affairs, including government and community relations and external communications. Mr. Battison has many years of experience in both the private and public sectors specializing in policy and program development, strategic planning and issue management.

Mr. Battison is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Corporate Affairs	September 2007	Present

Brian Bergot – Vice President, Investor Relations

Mr. Bergot was appointed Vice President, Investor Relations in March 2014 and has over 20 years of experience in the natural resources sector. Brian joined Taseko in 2006 and has held roles of increasing responsibility, in both Investor Relations and Marketing & Logistics. Prior to his career in mining, Mr. Bergot spent 14 years at Methanex Corporation, a $7 billion BC-based chemical company. At Methanex, he held a number of corporate and operational roles including investor relations and marketing & logistics. As Vice President, Investor Relations, he is responsible for expanding the Company’s shareholder base in the North American and European markets.

Mr. Bergot is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Investor Relations	March 2014	Present

Bryce Hamming, CFA, CPA, CA – Chief Financial Officer

Mr. Hamming is a financial executive with over 20 years experience in corporate finance, corporate development, treasury, tax and financial reporting oversight. He was most recently a financial adviser to Seaspan Corporation on various business development and corporate finance initiatives, including high yield bond alternatives. From 2011 to 2019, he was Chief Financial Officer of Northcliff Resources Ltd. and was also employed by the Hunter Dickinson group in corporate finance working on various other mining development projects throughout North America. He worked for the Royal Bank of Scotland in debt capital markets origination from 2007 to 2009 and articled with KPMG LLP (Vancouver) as a senior tax manager.

Mr. Hamming is, or within the past five year was, an officer of the following public companies.

Company	Positions Held	From	To
Northcliff Resources Ltd.	Chief Financial Officer	June 2011	March 2019

Taseko Mines Limited	Chief Financial Officer	June 2019	Present

Scott Jones, P.Eng. – Vice President, Engineering

Mr. Jones has over 35 years of experience in the mining industry. Prior to joining Taseko in 2006, he was a Senior Mining Engineer for Teck Cominco where he was involved in property valuation and feasibility studies. He has also held various senior positions in both underground and open pit operations for Teck Cominco and at Barrick Gold’s Hemlo Operations. He has a B.Sc. in Mine Engineering from McGill University.

Mr. Jones is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Engineering	December 2007	Present

John McManus, P. Eng. – Chief Operating Officer

Mr. McManus holds a Bachelor of Science degree in mining engineering from the Colorado School of Mines and a Technologist Diploma in Mining from the British Columbia Institute of Technology.

Mr. McManus has worked in the mining industry in British Columbia for over 30 years where he gained experience in mine operations, mine engineering and environmental management. Prior to joining Taseko in 2005, he was the General Manager, Coal Mountain Operations at Elk Valley Coal Corporation. Before that, Mr. McManus was the Mine Manager at Teck Cominco’s coal mining joint venture Bullmoose operation, General Superintendent at the Elkview coal mine and Superintendent of Engineering at the Quintette operation. His past experience also includes five years working in operations and engineering at the Highland Valley and Lornex copper mines and three years working in gold exploration in the Yukon, British Columbia and California.

Mr. McManus is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Senior Vice President, Operations	December 2007	December 2013
	Chief Operating Officer	December 2013	Present

Stuart McDonald, CPA, CA – President

Mr. McDonald is a mining executive with 25 years of experience in mining, corporate development, financial and management roles. He joined Taseko as Chief Financial Officer in 2013 and was appointed President in June 2019. Prior to Taseko, he held a number of senior roles in the mining industry including CFO of Quadra FNX Mining Ltd. (and its predecessor Quadra Mining Ltd.) and CFO of Yukon Zinc Corp. He was also Corporate Controller at Cumberland Resources Ltd. until its acquisition by Agnico-Eagle Mines in 2007. Prior to joining the mining industry, he spent 10 years in public accounting with Deloitte & Touche and Ernst & Young.

Mr. McDonald is a Chartered Professional Accountant (British Columbia) and a U.S. Certified Public Accountant (Illinois). He holds a Bachelor of Commerce (Finance) degree from the University of British Columbia.

Mr. McDonald is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Chief Financial Officer	September 2013	June 2019

Taseko Mines Limited	President	June 2019	Present

Robert Rotzinger, P. Eng. – Vice-President, Capital Projects

Mr. Rotzinger has over 20 years of experience in the mining industry with Taseko and predecessor companies. Mr. Rotzinger has been a key participant in the $700 million capital investment program at the Gibraltar Mine including managing the engineering, construction and commissioning of the three phase mine expansion project. In 2014, he was the recipient of the Canadian Mineral Processors Society “Mineral Processor of the Year Award” and in 2010, he was a co-recipient of the Association of Mineral Exploration British Columbia E.A. Scholz Award for Excellence in Mine Development for the expansion and modernization of the Gibraltar Mine. He has also received PowerSmart Excellence Awards from BC Hydro in 2008 for Outstanding Energy Efficient Project and again in 2010 for the Application of New Energy Efficient Technology.

Mr. Rotzinger is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Capital Projects	December 2012	Present

Richard Tremblay, P. Eng. – Vice President, Operations

Mr. Tremblay joined Taseko as General Manager, Gibraltar in July 2014. Mr. Tremblay is an experienced senior level executive with over 30 years in the mining industry. He has a strong operations background in Open Pit Mining as well as Mineral Processing. Prior to joining Taseko Mr. Tremblay held positions as Vice President Operations, Coalspur, General Manager Fording River Operations Teck Coal, General Manager Line Creek Operations, Elk Valley Coal Corporation and Superintendent, Processing Elkview Operations and Coal Mountain Operations, Elk Valley Coal Corporation.

In May 2019, Mr. Tremblay was named Mining Person of the Year by the Mining Association of BC for his work on the BC Health, Safety, and Reclamation Code Committee and the Mining Jobs Task Force. He also served as Chair of the BC Mine Managers Committee from 2007 to 2009. Mr. Tremblay holds an MBA from Simon Fraser University and is a professional engineer with a Bachelor of Science in Chemical Engineering from Queen’s University.

Mr. Tremblay is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Operations	June 2019	Present

Trevor Thomas, LLB – Secretary

Mr. Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in-house positions and is currently general counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc. he served as in-house legal counsel with Placer Dome Inc.

Mr. Thomas is, or within the past five years was, an officer of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Secretary	February 2008	Present

Heatherdale Resources Ltd.	Secretary	July 2013	Present

Mineral Mountain Resources Ltd.	Director	September 2016	Present

Northcliff Resources Ltd.	Secretary	June 2011	Present

Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present

Quadro Resources Ltd.	Director	June 2017	Present

Quartz Mountain Resources Ltd.	Secretary	June 2013	Present
	Director, President and CEO	February 2019	Present

Rathdowney Resources Ltd.	Secretary	March 2011	Present

RE Royalties Ltd.	Secretary	November 2018	Present

Taseko Mines Limited	Secretary	August 2008	Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of Taseko is as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company that was the subject of a cease trade order or similar penalty or sanction while that person was acting in that capacity, or was the subject of a cease trade order or similar penalty or sanction after the director or executive officer ceased to act in that capacity and which resulted from any event that occurred while that person was acting in the capacity of a director or executive officer.

Except as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, (i) is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

As publicly disclosed at www.sedar.com, Great Basin Gold Ltd. (“GBG”), a company on whose board Ronald W. Thiessen served became insolvent and was liquidated commencing in 2012. GBG was developing two gold projects using substantial debt financing when gold prices began their precipitous fall. Mr. Thiessen resigned on June 30, 2013.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Potential Conflicts of Interest

Several directors of Taseko also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of their activity in the mineral industry and serving on such other boards that a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of Taseko and the directors of one or more such other companies may also agree to allow joint participation on Taseko’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involves a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Taseko Board, would be obliged to abstain from voting as a Taseko director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Taseko.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company has not been subject to any securities regulatory authority or other regulatory authority or court penalty or sanction.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

On December 31, 2018, the Company terminated the services agreement with Hunter Dickinson Services Inc. (“HDSI”), which was a related party as three directors of the Company (Robert Dickinson, Ronald Thiessen and Russell Hallbauer) are also principals of HDSI. In 2018 and prior years, HDSI invoiced the Company for their executive services (director fees) and for other services provided by HDSI under a services agreement dated July 2010.

Effective from January 1, 2019, HDSI no longer provides services to the Company, and the Company had no transactions with HDSI, except for a reimbursement of warehouse rental costs in the amount of $0.04 million for the year ended December 31, 2019.

For the year ended December 31, 2018, the Company incurred total costs of $1.3 million in transactions with HDSI. Of these, $0.5 million related to administrative, legal, exploration and tax services, $0.5 million related to reimbursements of office rent costs, and $0.3 million related to director fees for two Taseko directors who are also principals of HDSI.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its common shares is Computershare Investor Services Inc. at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

The following contracts are considered material and have been filed at www.sedar.com:

(a)	Joint Venture Operating Agreement with Cariboo, dated March 18, 2010, whereby the Gibraltar Mine is operated in a 75:25 joint venture with Cariboo; and

(b)

2017 Secured Note Indenture, dated as of June 14, 2017, between the Company and each of the Guarantors Party, and The Bank of New York Mellon, as U.S. Trustee, and BNY Trust Company of Canada, as Canadian Co-Trustee and Collateral Agent. Information on the terms of the 2017 Secured Notes and the 2017 Secured Note Indenture is incorporated by reference from the Company’s material change report dated June 14, 2017 filed on SEDAR on June 24, 2017.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)

The Company’s independent auditors are KPMG LLP, Chartered Professional Accountants, who have issued independent auditors’ reports dated February 18, 2020 in respect of the Company’s consolidated financial statements as at December 31, 2019 and for the fiscal year ended December 31, 2019 and the Company’s internal control over financial reporting as of December 31, 2019;

(b)

Richard Weymark, P. Eng., MBA, authored the “Technical Report on the Mineral Reserve Update at the Gibraltar Mine” dated November 6, 2019 and the “Technical Report on the Mineral Reserve Update at the Yellowhead Copper Project” dated January 16, 2020; and

(c)	Dan Johnson, P.E., authored the “NI 43-101 Technical Report, Florence Copper Project, Florence, Pinal County, Arizona” dated February 28, 2017, amended and restated December 4, 2017.

To our knowledge, Richard Weymark and Dan Johnson does not hold, directly or indirectly, more than 1% of our issued and outstanding common shares.

KPMG are the auditors of the Company and have confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours.

ADDITIONAL INFORMATION

Additional information, including additional financial information, directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, Management Discussion & Analysis (“MD&A”), proxy circulars and interim financial statements available under the Company’s profile at the SEDAR internet web site (www.sedar.com).

The following documents can be obtained upon request from Taseko’s Shareholder Communication Department by calling (778) 373-4533:

I.	this Annual Information Form, together with any document incorporated herein by reference;

II.

the annual report and MD&A of the Company and any interim financial statements and MD&A filed with Securities Commissions subsequent to the audited financial statements for the Company’s most recently completed financial year; and

III.	the Proxy Circular for the June 13, 2019 annual general meeting of the Company dated May 8, 2019.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

Composition of Audit and Risk Committee

The Audit and Risk Committee, consisting of Richard Mundie, Anu Dhir and Alex Morrison, reviews all financial statements of the Company prior to their publication, meets with the auditors as part of their review of audit findings, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit and Risk Committee are required to meet consistent with National Instrument 52-110 Audit Committees and other applicable regulatory requirements. The Audit and Risk Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit and Risk Committee member is an independent director and is financially literate. Mr. Mundie is the Audit and Risk Committee’s Chairman. Messrs. Morrison and Mundie are financial experts.

Relevant Education and Experience

Disclosure respecting the education and experience of the Audit and Risk Committee is provided in their biographies above. As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

•

the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and

•	internal controls and procedures for financial reporting.

Code of Ethics

The Company has adopted a code of ethics that applies to all directors, officers and employees of the Company, including the Chief Executive Officer, Chief Operating Officer, Chief Financial

Officer and other senior finance staff. A copy of the Code of Ethics, which is included as a part of the Company’s Governance Policies and Procedures Manual, is available on the Company’s website at www.tasekomines.com and at the SEDAR internet web site www.sedar.com.

Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two years for professional services rendered by the Company’s audit firm for various services.

Services	Year ended December 31, 2019	Year ended December 31, 2018
Audit Fees[1]	$601,000	$502,000
Audit Related Fees[2]	–	–
Tax Fees	–	–
All Other Fees	–	–
Total	$601,000	$502,000

(1)	“Audit Fees” for the year ended December 31, 2019 include fees related to additional procedures for new accounting standards, transactions and final audit fees of $36,000 related to the 2018 audit.

(2)	“Audit Related Fees” include services that are traditionally performed by the auditor.

Pre-Approval Policies and Procedures

Management of the Company requests approval from the Audit and Risk Committee for all audit and non-audit services to be provided by the Company’s auditors. The Audit and Risk Committee pre-approves all such services with set maximum dollar amounts for each itemized service. During such deliberations, the Audit and Risk Committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated under Canadian independence standards and by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors. No audit-related fees, tax fees or other non-audit fees for such “prohibited services” were approved by the Audit and Risk Committee.

APPENDIX A

Audit and Risk Committee Charter

1.	Purpose: Responsibilities and Authority

The Audit and Risk Committee (the “Audit Committee” or “Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)	Relationship with Independent Auditor.

(i)    Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii)    The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii)    The independent auditor shall report directly to the Committee.

(iv)    The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chairman may approve services to be performed by the independent auditors and the fee therefor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v)    At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi)    At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A)    the independent auditor’s internal quality-control procedures;

(B)    any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)     any steps taken to deal with any such issues; and

(D)     all relationships between the independent auditor and the Company.

(vii)    At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii)    The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix)    The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x)    The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(xi)    The Committee shall oversee the implementation by management of appropriate information technology systems for the Company, including as required for proper financial reporting and compliance.

(b)	Financial Statement and Disclosure Review.

(i)    The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii)    The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii)    The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv)    At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A)    all critical accounting policies and practices used by the Company;

(B)    all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(C)    other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(v)    Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi)    The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c)    Conduct of the Annual Audit. The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i)    The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii)    The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board (“PCAOB”) and that the independent auditor satisfies all applicable Canadian independence standards (Canadian Auditing Standard 200), PCAOB Rule 3526 and SEC Regulation S-X, Section 2-01. The Committee shall obtain from the auditor a written statement description of all relationships between the auditor and the Company and persons in a financial reporting oversight role at the Company as per PCAOB Rule 3526, that may reasonably be thought to bear on independence.

(ii)    The Committee shall discuss with the independent auditor the matters required to be discussed by PCAOB Auditing Standard No. 16 and Canadian Auditing Standard 260 relating to the conduct of the audit.

(iii)    The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(iv)    The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

(d)	Compliance and Oversight.

(i)    The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii)    The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii)    The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks.

(iv)    At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

(v)    At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures. In connection with its review of interim and annual financial statements and related management’s discussion and analysis, the Committee shall confirm with management that the Company (with CEO and CFO participation) has taken all actions required in connection with the certifications required by National Instrument NI 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings.

(vi)    The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)    The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii)    At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(ix)    The Committee shall oversee the preparation of reports relating to the Audit Committee required under applicable laws, regulations and stock exchange requirements.

(x)    The Committee shall exercise oversight with respect to anti-fraud programs and controls.

(e)	Related Party Transactions.

(i)    The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii)    As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that controls, is controlled by or is under common control with another person. “Related party” includes Hunter Dickinson Services Inc., its principals, and their affiliates.

(f)	Additional duties. The Committee shall perform the following additional duties:

(i)    The Committee shall review and recommend dividend policies.

(ii)    The Committee shall oversee the Company’s insurance program and approve insurance policy limits.

(iii)    The Committee shall review the appointment of senior financial personnel and make recommendations to the Board of Directors regarding the appointment of the Chief Financial Officer.

(iv)    The Committee shall recommend to the Nominating and Governance Committee the qualifications and criteria for membership on the Committee.

(v)    The Committee shall review and discuss with management the requirement for annual public disclosure pursuant to the Extractive Sector Transparency Measures Act and shall be responsible for approving such disclosures.

2.	Structure and Membership

(a)    Number and qualification. The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange and the NYSE American. At least one member of the Committee shall be a “financial expert” as defined in Item 407 of SEC Regulation S-K.

(b)    Selection and Removal. Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee. The Board may remove members of the Committee at any time with or without cause.

(c)    Independence. All of the members of the Committee shall be “independent” as required for audit committees by National Instrument NI 52-110, the rules of the Toronto Stock Exchange and the NYSE American, and SEC Rule 10A-3.

(d)    Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(e)    Compensation. The compensation of the Committee shall be as determined by the Board.

(f)    Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.	Procedures and Administration

(a)    Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(b)    Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(c)    Reports to the Board. The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(d)    Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(e)    Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(f)    Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(g)    Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually.

4.	Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5.	Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6.	Committee Member Independence, Financial Literacy and Financial Expert Requirements

A.	Independence

See Appendix 2 of the Company’s Corporate Governance Overview and Guidelines.

B.	Financial Literacy and Financial Expert Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

NYSE American Section 803(B)(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

“is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 407(d)(5)(ii) of Regulation S-K …. is presumed to qualify as financially sophisticated.”

ITEM 407(d)(5)(ii) OF REGULATION S-K, DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

(A)	An understanding of generally accepted accounting principles and financial statements;

(B)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(C)

Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)	An understanding of internal control over financial reporting; and

(E)	An understanding of audit committee functions.

A person shall have acquired such attributes through:

(A)

Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(B)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(C)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(D)	Other relevant experience.